Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q3 and 9M 2012 Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 807	14 843	-7	-2	41 845	43 785	-4	-1
Divisional operating income	3 167	3 127	1	4	9 392	10 144	-7	-4
Corporate income & expense, net	-140	-176	-20	-9	-362	-463	-22	-16
Group operating income	3 027	2 951	3	5	9 030	9 681	-7	-4
As % of net sales	21.9	19.9			21.6	22.1
Income from associated companies	81	151	-46	-46	385	398	-3	-3
Interest expense	-178	-198	-10	-7	-525	-577	-9	-6
Other financial income and expense	-70	4	nm	nm	-77	10	nm	nm
Taxes	-384	-420	-9	-7	-1 277	-1 477	-13	-11
Net income	2 476	2 488	0	2	7 536	8 035	-6	-2
EPS (USD)	1.01	1.02	-1	2	3.09	3.34	-7	-4
Free cash flow	3 503	3 675	-5		7 870	8 594	-8
Core1
Operating income	3 889	4 112	-5	-3	11 486	12 359	-7	-4
As % of net sales	28.2	27.7			27.4	28.2
Net income	3 260	3 539	-8	-6	9 709	10 479	-7	-4
EPS (USD)	1.34	1.45	-8	-6	3.98	4.34	-8	-5
nm = not meaningful

Third quarter

Group net sales
Group net sales reached USD 13.8 billion (-7%, -2% cc) in the third quarter. Currency had a negative impact of 5 percentage points as a result of the strengthening of the dollar against most major currencies.

As the Group begins to face generic competition to Diovan in the US, the continuing rejuvenation of our portfolio leaves us well-positioned to emerge from its impact. Products launched since 2007, which include Lucentis, Gilenya, Afinitor and Tasigna, continued to perform strongly. These recently launched products contributed USD 4.0 billion or 29% of Group net sales, up from 25% a year ago.

Corporate income and expense, net
Corporate income and expense, net, which includes the costs of Group management and central services, decreased to a net expense of USD 140 million compared to USD 176 million in the prior year principally on account of lower restructuring costs.

1 The Group’s core results – including core operating income, core net income and core earnings per share – exclude amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional. See further information and definition of core results on page  44.

Group operating income
In the third quarter of 2012, the adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 862 million (2011 USD 1.2 billion). These adjustments included the amortization of intangible assets (USD 720 million compared to USD 761 million in 2011) and exceptional items (net expense of USD 142 million, compared to USD 400 million in 2011). Exceptional expenses included USD 57 million of Alcon integration costs and USD 91 million related to impairment charges in various divisions. These were offset by exceptional gains of USD 124 million, of which the principal items were USD 57 million of divestment income in the Pharmaceuticals Division and a reduction of USD 59 million in contingent consideration related to a 2010 acquisition in the Sandoz Division. The previous year benefited from exceptional income of USD 117 million offset by a number of exceptional expense items totaling USD 517 million, principally impairment charges, a USD 80 million increase of litigation provision in the Pharmaceuticals Division and USD 77 million of restructuring charges spread across several divisions related to the optimization of the Group’s manufacturing sites.

Excluding these items, Group core operating income decreased 5% (-3% cc) to USD 3.9 billion. Core operating income margin in constant currencies decreased by 0.4 percentage points. Together with a positive currency impact of 0.9 percentage points, this resulted in a net increase in core operating income margin of 0.5 percentage points to 28.2% of net sales.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net result in Roche AG, decreased to USD 81 million from USD 151 million in the year-ago period. This decrease is primarily due to the impact of recognizing the Novartis share of a Roche restructuring charge amounting to USD 50 million as well as a reduction in the underlying consensus estimate for 2012.

The core income from associated companies decreased to USD 186 million from USD 222 million in the prior-year period.

Interest expense and other financial income/expense
The interest expense decreased to USD 178 million in the third quarter of 2012 from USD 198 million in 2011 as a result of lower average gross financial debt compared to the prior-year period. Other financial income and expense was a net expense of USD 70 million, mainly resulting from currency losses compared to a net income of USD 4 million in the prior-year period.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased to 13.4% in the third quarter of 2012 from 14.4% in the prior-year period, principally due to the impact in the quarter of lowering the estimated full-year 2012 tax rate to 14.5%. This reduction in the estimated full year tax rate mainly results from the favorable full-year impact of the tax structure reorganization related to the Alcon integration and lower income in higher tax jurisdictions.

The core tax rate (taxes as a percentage of core pre-tax income) increased to 14.8% in the third quarter of 2012 from 14.5% in the same period a year ago.

Net income and EPS
Group net income was unchanged from 2011 at USD 2.5 billion as the increase in operating income was offset by lower income from associated companies and higher net financial expenses. EPS of USD 1.01 was marginally lower than the prior-year figure of USD 1.02.

Core net income decreased by USD 0.3 billion (-8%, -6% cc) to USD 3.3 billion as the core operating income decline was increased by lower income from associated companies. Core EPS declined 8%
(-6% cc) to USD 1.34.

Free cash flow
The free cash flow of USD 3.5 billion was USD 0.2 billion below the prior-year amount principally on account of lower cash flow from operating activities.

Nine months

Group net sales
Group net sales amounted to USD 41.8 billion (-4%, -1% cc), as growth in recently launched products absorbed patent expiries. Currency depressed results by 3 percentage points.

Across the Group’s diversified healthcare portfolio, products launched since 2007 continued to perform strongly and now comprise 29% of Group net sales, up from 24% a year ago.

Corporate income and expense, net
Corporate income and expense, net amounted to a net expense of USD 362 million in the first nine months of 2012, lower than the prior-year amount of USD 463 million as there was an exceptional gain from the sale of a financial asset in the current year of USD 51 million and lower restructuring costs.

Group operating income
In the first nine months of 2012, the adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 2.5 billion (2011 USD 2.7 billion). These adjustments included the amortization of intangible assets (USD 2.1 billion compared to USD 2.3 billion in 2011) and exceptional items (net expense of USD 311 million, compared to USD 392 million in 2011). Exceptional expenses included USD 149 million for a US restructuring in the Pharmaceuticals Division and USD 184 million of Alcon integration costs. These were offset by exceptional gains of USD 454 million, of which the principal items were USD 137 million of inventory provision reductions and USD 83 million of divestment income in the Pharmaceuticals Division, a reduction of USD 59 million in contingent consideration related to a 2010 acquisition in the Sandoz Division, a favorable settlement gain of USD 56 million in the Vaccines and Diagnostics Division and a Corporate gain from the sale of financial assets of USD 51 million. The previous year benefited from exceptional income of USD 831 million, of which USD 338 million arose from a product divestment gain in the Pharmaceuticals Division, USD 229 million from a legal settlement in the Alcon Division and USD 102 million from divestments required to complete the Alcon merger, offset by a number of exceptional expense items totaling USD 1.2 billion, principally impairment charges totaling USD 443 million and USD 178 million of legal settlements in the Sandoz Division.

Excluding these items, Group core operating income decreased 7% (-4% cc) to USD 11.5 billion. Core operating income margin in constant currencies decreased by 1.1 percentage points. Together with a positive currency impact of 0.3 percentage points, this resulted in a net decrease in core operating income margin of 0.8 percentage points to 27.4% of net sales.

Income from associated companies
Income from associated companies decreased to USD 385 million from USD 398 million, primarily due to a lower estimated income contribution from Roche.

The core income from associated companies decreased to USD 565 million from USD 588 million in the prior-year period.

Interest expense and other financial income/expense
The interest expense decreased to USD 525 million in the first nine months of 2012 from USD 577 million in the prior-year period as a result of lower average gross financial debt compared to the prior-year period. Other financial income and expense was a net expense of USD 77 million, mainly resulting from currency losses compared to a net income of USD 10 million in the prior-year period.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased to 14.5% in the first nine months of 2012 from 15.5% in the prior-year period, principally resulting from the favorable full-year impact of the tax structure reorganization related to the Alcon integration and lower income in higher tax jurisdictions.

The core tax rate (taxes as a percentage of core pre-tax income) decreased to 15.2% in the first nine months of 2012 from 15.4% in the same period a year ago.

Net income and EPS
Group net income declined 6% (-2% cc) to USD 7.5 billion following the decline in operating income and was only partially offset by lower tax rates. EPS declined 7% (-4% cc) to USD 3.09 from USD 3.34 in the prior-year period.

Core net income decreased by USD 0.8 billion (-7%, -4% cc) to USD 9.7 billion, in line with the decline in core operating income. Core EPS declined 8% (-5% cc) to USD 3.98.

Free cash flow
The free cash flow of USD 7.9 billion was USD 0.7 billion lower than the prior-year period mainly on account of higher investments in property, plant and equipment and lower divestment proceeds which amounted to USD 0.4 billion in the current period compared to USD 0.7 billion in the year-ago period.

Pharmaceuticals
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 783	8 159	-5	0	23 877	24 195	-1	2
Operating income	2 531	2 219	14	17	7 674	7 471	3	6
As % of net sales	32.5	27.2			32.1	30.9
Core operating income	2 597	2 510	3	6	7 932	7 751	2	6
As % of net sales	33.4	30.8			33.2	32.0

Third quarter

Net sales
Net sales of USD 7.8 billion (-5%, 0% cc) were driven by 8 percentage points of volume growth partly offset by the negative impact of generics entries (-7 percentage points) and pricing (-1 percentage point). Products launched since 2007 generated USD 2.8 billion of net sales, growing 24% in constant currencies over the same period last year. These recently launched products – Lucentis, Exforge, Gilenya, Tasigna, Galvus, Exjade, Exelon Patch, Afinitor, Reclast/Aclasta, Certican, Arcapta Neohaler/Onbrez Breezhaler, Extavia, Sebivo, Cubicin, Tekturna/Rasilez, Fanapt and Ilaris – now comprise 36% of division sales, compared to 29% in the same period last year.

On September 21, 2012, Diovan lost exclusivity in the US, and in line with normal practice, the product returns provision was increased to reflect limited expectations of future sales. Diovan is sold as a mono-substance (Diovan) and a combination product (Diovan HCT). With respect to Diovan (54% of Diovan Group sales), no generic competitor has yet been approved by the FDA. The FDA position has been challenged, and generic competition could come at any time. Diovan HCT is facing competition from a single generic competitor holding 180-day exclusivity and from Sandoz with an authorized generic. In line with normal cost-plus intra-Group pricing policies, most of the margin from the authorized generic is attributed to Sandoz.

Europe (USD 2.4 billion, -5% cc) was impacted by generic competition, mainly for Diovan following the loss of exclusivity in November 2011, and negative price effects (-5 percentage points), which offset the strong performance of recently launched products now contributing 45% of net sales for the region. US sales (USD 2.5 billion, -1% cc) were impacted by generic competition to Diovan HCT and Femara, partly offset by continued strong performance for Tasigna and Gilenya. Japan’s performance (USD 1.0 billion, +2% cc) improved versus prior year as new launches more than offset the biennial price cut. Latin America and Canada (USD 0.8 billion, +11% cc) achieved strong growth rates fueled by new product launches. The Emerging Growth Markets (USD 1.8 billion, +8% cc) – which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – were led by particularly strong growth in China and India.

Oncology (USD 2.7 billion, +8% cc) delivered strong growth despite the impact of generic competition for Femara in the US and Europe. Excluding Femara, the underlying growth was 11% in constant currencies. Growth was driven by the continued strong performance of our Bcr-Abl franchise, with Gleevec/Glivec and Tasigna delivering combined sales of USD 1.4 billion (+14% cc) in the third quarter, as well as Sandostatin (USD 383 million, +10% cc) and Afinitor, which showed accelerated growth of 82% over the previous-year quarter, contributing USD 206 million. Primary Care franchise performance (USD 1.6 billion, -19% cc) was impacted by the expected sales decline in Diovan (USD 1.0 billion, -31% cc) due to the loss of exclusivity in US, Europe and Canada. Excluding Diovan, the Primary Care franchise grew 7% (cc), underpinned by the continued strong uptake of Galvus (USD 230 million, +40% cc) and Exforge (USD 336 million, +12% cc). In Specialty Care, the Neuroscience franchise (USD 0.8 billion, +24% cc) saw strong growth from Gilenya (USD 316 million, +116% cc), following successful launches in the US, Europe and other markets. The Ophthalmics franchise (USD 0.6 billion, +22% cc) benefited from the strong performance of Lucentis (USD 593 million, +23% cc).

Operating income
Operating income was USD 2.5 billion (+14%, +17% cc). The operating income margin increased by 4.4 percentage points in constant currencies, with a positive currency impact of 0.9 percentage points resulting in an operating income margin of 32.5% of net sales. The current quarter included an exceptional divestment gain of USD 57 million, whereas in the prior year, there was an impairment charge of USD 87 million for the discontinuation of the agomelatine development program and USD 92 million in charges for streamlining our manufacturing network.

Core operating income increased 3% (+6% cc) to USD 2.6 billion. Core operating income margin in constant currencies increased 1.7 percentage points. An additional positive currency impact of 0.9 percentage points resulted in a core operating income margin of 33.4% of net sales. Gross margin as well as R&D expenses as a percentage of net sales remained flat in constant currencies. As a percentage of net sales, Marketing & Sales and General & Administration expenses improved by 0.4 percentage points as continuing productivity efforts more than offset significant investments in new product launches. Other Income and Expense, net improved margin by 1.3 percentage points (cc).

Nine months

Net sales
Net sales were USD 23.9 billion (-1%, +2% cc), driven by 8 percentage points of volume growth partly offset by the negative impact of generics entries (-5 percentage points) and pricing (-1 percentage point). Recently launched products contributed USD 8.3 billion or 35% of total net sales for the division, compared to 28% in the 2011 period.

Europe (USD 7.5 billion, -6% cc) was impacted by generic competition but benefited from the strong performance of recently launched products, which generated 44% of net sales. The US (USD 7.8 billion, +6% cc) contributed 33% of net sales for the division. Japan’s performance (USD 2.9 billion, +3% cc) improved versus prior year due to new launches which more than offset the biennial price cut. Latin America and Canada (USD 2.3 billion, +11% cc) maintained solid growth rates despite the Diovan generic impact in Canada. The Emerging Growth Markets (USD 5.4 billion, +7% cc) were led by double-digit growth from China and India.

Operating income
Operating income grew 3% (+6% cc) to USD 7.7 billion. The operating income margin increased by 1.1 percentage points in constant currencies with a positive currency impact of 0.1 percentage point resulting in an operating income margin of 32.1% of net sales. Amortization of intangible assets and net exceptional items in 2012 (USD 258 million) and 2011 (USD 280 million) were of a similar magnitude, resulting in operating income growth in line with core operating income growth.

Core operating income was up 2% (+6% cc) to USD 7.9 billion. In constant currencies, core operating income margin improved by 0.9 percentage points due to continuing productivity efforts. Currency movements positively impacted core operating income margin by 0.3 percentage points resulting in a core operating income margin of 33.2% of net sales. The underlying gross margin decreased by 1.4 percentage points (cc), mainly driven by royalties and product mix, while R&D expenses improved margin by 0.5 percentage points (cc). As a percentage of net sales, Marketing & Sales and General & Administration expenses improved operating income margin by 0.8 percentage points (cc). Other Income and Expense, net also improved margin by 1.0 percentage points (cc).

Pharmaceuticals product review

All comments below focus on third quarter movements.

PRIMARY CARE
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	969	1 429	-32	-31	3 425	4 347	-21	-20
Exforge	336	317	6	12	991	886	12	17
Subtotal Valsartan Group	1 305	1 746	-25	-23	4 416	5 233	-16	-14
Tekturna/Rasilez	75	159	-53	-49	302	449	-33	-30
Subtotal Hypertension	1 380	1 905	-28	-25	4 718	5 682	-17	-15
Galvus	230	181	27	40	655	478	37	47
Arcapta Neohaler/Onbrez Breezhaler	34	25	36	43	96	71	35	45
Total strategic franchise products	1 644	2 111	-22	-19	5 469	6 231	-12	-10
Established medicines	398	460	-13	-7	1 182	1 345	-12	-8
Total	2 042	2 571	-21	-17	6 651	7 576	-12	-10

Diovan Group (USD 1.0 billion, -31% cc), consisting of Diovan and Diovan HCT, saw worldwide sales decline due to the loss of exclusivity in the US, EU and Canada. Performance was sustained in key Emerging Growth Markets such as China, as well as select countries in Latin America, Asia Pacific, Middle East and Africa.

Exforge Group (USD 336 million, +12% cc), which includes Exforge and Exforge HCT, continued to grow at a solid double-digit rate, fueled by continued demand in the US, Asia Pacific and Middle East, as well as ongoing Exforge HCT launches in Asia and Latin America. Exforge delivered double-digit growth globally and is now available for patients in more than 100 countries. Exforge HCT, which consists of Exforge with a diuretic in a single pill, is now available in over 60 countries.

Galvus Group (USD 230 million, +40% cc), which includes oral treatments with vildagliptin for type 2 diabetes, delivered strong growth in key markets, particularly in Europe, Japan, Latin America and Asia Pacific. Performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin. Vildagliptin is now approved in more than 100 countries.

Tekturna/Rasilez (USD 75 million, -49% cc) sales declined in the third quarter following requested label updates in the EU, US and Japan. The label updates followed our decision in December 2011 to halt the ALTITUDE study, based on the recommendation of the Data Monitoring Committee, when end-of-treatment results confirmed preliminary findings. Patient safety is the highest priority for Novartis and we are sharing the end-of-treatment results with health authorities worldwide. Novartis voluntarily ceased to market Valturna, a single-pill combination containing aliskiren and valsartan, in the US as of July 2012.

Arcapta Neohaler/Onbrez Breezhaler (USD 34 million, +43% cc) continued to grow strongly as a once-daily long-acting beta2-agonist (LABA) for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Indacaterol, the active ingredient in Arcapta Neohaler/Onbrez Breezhaler, is now approved in more than 85 countries.

ONCOLOGY
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 172	1 142	3	8	3 496	3 421	2	6
Tasigna	261	186	40	49	707	509	39	44
Subtotal Bcr-Abl franchise	1 433	1 328	8	14	4 203	3 930	7	11
Sandostatin	383	367	4	10	1 123	1 069	5	9
Zometa	303	370	-18	-14	966	1 119	-14	-11
Exjade	198	210	-6	1	633	621	2	7
Afinitor	206	118	75	82	524	310	69	75
Femara	105	182	-42	-38	327	777	-58	-56
Other	47	42	12	17	117	117	0	5
Total	2 675	2 617	2	8	7 893	7 943	-1	3

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, grew strongly, reaching USD 1.4 billion (+14% cc) in the third quarter.

Gleevec/Glivec (USD 1.2 billion, +8% cc) continued to grow as a treatment for adult patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST), as an adjuvant treatment for certain adult patients following resection of KIT+ GIST, and as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML).

Tasigna (USD 261 million, +49% cc) grew rapidly as a more effective, targeted therapy for certain adult patients with Ph+ CML. It is currently approved as first-line therapy for patients with Ph+ CML in the chronic phase in 70 markets globally, including the US, EU, Japan and Switzerland, with additional submissions pending worldwide. Tasigna is also approved as a second-line treatment for patients with Ph+ CML in chronic and accelerated phases in more than 95 countries. Tasigna market share continues to rise in both the first-line and second-line settings.

Afinitor/Votubia (USD 206 million, +82% cc), an oral inhibitor of the mTOR pathway, accelerated its strong growth trajectory in the third quarter following FDA and EMA approvals in advanced breast cancer. The FDA also granted approval for a label update for Afinitor as a treatment for subependymal giant cell astrocytoma (SEGA) associated with tuberous sclerosis complex, as well as for a new formulation, Afinitor Disperz tablets, for patients with SEGA. Afinitor is now approved in five indications in the US and four in the EU with a positive CHMP opinion for a fifth. Everolimus, the active ingredient in Afinitor, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Sandostatin (USD 383 million, +10% cc), a somatostatin analogue used to treat the symptoms of patients with functional gastroenteropancreatic tumors, continued to benefit from increasing use of Sandostatin LAR in key markets. A new presentation of Sandostatin LAR, which includes an enhanced diluent, safety needle and vial adapter, has been approved in 24 countries to date with additional filings underway. Sandostatin is also approved in more than 35 countries for the delay of disease progression in patients with midgut carcinoid tumors.

Exjade (USD 198 million, +1% cc), a once-daily oral therapy for blood transfusion iron overload approved in more than 100 countries, saw steady sales as a decline in the US was offset by growth in Europe, Latin America, Canada and Japan. Worldwide regulatory filings are underway for use in patients with non-transfusion-dependent thalassemia, a genetic disorder that causes anemia, with first approval achieved in Canada.

Zometa (USD 303 million, -14% cc), which is used in the oncology setting to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma, declined as anticipated in the third quarter due to new competition.

SPECIALTY CARE

Neuroscience
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	316	153	107	116	846	291	191	199
Exelon/Exelon Patch	255	281	-9	-3	784	796	-2	4
Comtan/Stalevo	124	156	-21	-16	416	462	-10	-6
Extavia	40	37	8	15	115	115	0	7
Other (including Fanapt)	16	13	23	23	51	29	76	72
Total strategic franchise products	751	640	17	24	2 212	1 693	31	36
Established medicines	118	135	-13	-6	365	414	-12	-7
Total	869	775	12	19	2 577	2 107	22	27

Gilenya (USD 316 million, +116% cc) continued to show rapid growth as the first once-daily oral therapy for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients. Gilenya is now approved in more than 65 countries, and it is estimated that more than 46,000 patients have been prescribed the commercial product. Approximately 49,000 patients have been treated in clinical trials and in a post-marketing setting, and there are currently approximately 52,000 patient years of exposure. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

Exelon/Exelon Patch (USD 255 million, -3% cc) combined sales declined slightly in the third quarter. Exelon Patch, the transdermal form of the medicine, grew 12% in constant currencies and generated 90% of total Exelon sales in the quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia.

Ophthalmics
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	593	515	15	23	1 764	1 500	18	24
Other	19	23	-17	-3	67	85	-21	-14
Total	612	538	14	22	1 831	1 585	16	22

Lucentis (USD 593 million, +23% cc) continued its strong growth as the only anti-VEGF therapy licensed for wet age-related macular degeneration (wet AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). In wet AMD, Lucentis is approved in more than 100 countries and individualized treatment in a regimen consistent with its EU label is the standard of care. Lucentis is approved for the treatment of visual impairment due to DME and visual impairment due to macular edema secondary to RVO in more than 80 countries. Since its launch in 2006, there are more than one million patient-treatment years of exposure for Lucentis. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	198	228	-13	-8	605	669	-10	-6
Myfortic	148	117	26	35	415	372	12	17
Zortress/Certican	54	46	17	30	152	138	10	19
Ilaris	18	13	38	48	53	36	47	54
Other	96	92	4	12	293	271	8	13
Total strategic franchise products	514	496	4	11	1 518	1 486	2	7
Everolimus stent drug	44	49	-10	3	211	212	0	5
Established medicines	252	297	-15	-12	831	916	-9	-7
Total	810	842	-4	2	2 560	2 614	-2	2

Zortress/Certican (USD 54 million, +30% cc), a transplantation medicine available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to generate solid growth. It is also approved to prevent organ rejection for liver transplant patients in the EU, Chile and Philippines. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 18 million, +48% cc) showed strong growth as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome (CAPS), for which it is approved in over 60 countries.

Critical Care
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	135	116	16	29	374	348	7	16
TOBI	75	76	-1	0	227	217	5	7
Total	210	192	9	17	601	565	6	12

Xolair (USD 135 million, +29% cc), currently approved in more than 90 countries as a treatment for persistent allergic asthma, continued to grow strongly in Europe, Latin America and Japan. Novartis co-promotes Xolair with Genentech/Roche in the US, and shares a portion of the operating income, but does not book US sales. Phase III studies are underway with omalizumab, the active ingredient in Xolair, for the treatment of a debilitating skin disease called chronic idiopathic urticaria.

TOBI (USD 75 million, 0% cc) sales, including both TOBI nebulizer and TOBI Podhaler formulations, remained stable. TOBI Podhaler is approved in this indication in the EU, Canada, Switzerland and other countries. In the US, the FDA issued a complete response letter for tobramycin inhalation powder in October 2012. The FDA identified deficiencies in a third-party contract manufacturing facility but did not request additional clinical data.  Novartis will work with the FDA to address the agency’s feedback as quickly as possible.

Alcon
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 460	2 492	-1	3	7 649	7 533	2	5
Operating income	360	341	6	17	1 142	1 236	-8	-1
As % of net sales	14.6	13.7			14.9	16.4
Core operating income	923	909	2	6	2 799	2 696	4	7
As % of net sales	37.5	36.5			36.6	35.8

Third quarter

Net sales
Alcon net sales were USD 2.5 billion (-1%, +3% cc) in the third quarter. Growth slowed primarily due to a strong previous-year comparator and competitive pressures in the EU.

The Surgical franchise (-2%, +3% cc) delivered modest sales growth in constant currencies, impacted by slowdown in procedures and competitive pressure in EU intraocular lens business against a strong previous-year quarter. Ophthalmic Pharmaceuticals sales growth (-2%, +3% cc) was suppressed by generic prostaglandin competition on Travatan in the US and lower sales of non-promoted brands. Vision Care (0%, +4% cc) benefitted from robust contact lens sales growth in the US and Japan, a strong uptake of Dailies Total 1 lenses in Europe and the recovery of the lens care solution business.

Among the geographic areas, sales growth was led by Asia (+7%, +11% cc) and Latin America (-2%, +8% cc), with both regions benefitting from a strong Surgical performance. US sales expanded 4% (+4% cc), led by strong growth in Vision Care (+9%, +9% cc), partially offset by weaker Travatan and Surgical equipment sales. Sales growth in Europe, Middle East and Africa declined (-9%, -1% cc) due to competitive pressures and Middle East distributor buying patterns. Japan sales declined (-2%, -1% cc), as a result of a strong previous-year comparator with the Constellation vitreoretinal equipment launch and high seasonal allergy sales in 2011.

Operating income
Operating income increased 6% (+17% cc) to USD 360 million driven by sales growth and strong productivity and integration synergies. Included in operating income are amortization of intangible assets of USD 481 million and integration costs of USD 58 million.

Alcon increased core operating income to USD 923 million (+2%, +6% cc), delivering strong operating leverage achieved through productivity gains and the realization of post-integration synergies (USD 78 million), while continuing to invest in Emerging Growth Markets and R&D. Constant currency core operating income margin increased by 1.3 percentage points, with a negative currency impact of 0.3 percentage points, resulting in a net increase of 1.0 percentage point to 37.5% of net sales. Gross margin increased 0.8 percentage points to 75.3% of net sales driven by procurement savings and productivity initiatives. Marketing & Sales expenses, which represented 24.6% of net sales, improved by 0.2 percentage points (cc). General & Administration expenses decreased by 0.1 percentage point (cc). Investments in R&D represented 9.2% of net sales, up 0.7 percentage points from the prior-year quarter (cc).

Nine months

Net sales
Net sales expanded 2% (+5% cc) to USD 7.6 billion in the first nine months, driven by constant currency sales growth in Surgical (+3%, +7% cc), Ophthalmic Pharmaceuticals (+1%, +4% cc) and Vision Care (0%, +3% cc).

For Surgical, strong growth in advanced technology intraocular lenses (IOLs), procedural volume in Emerging Growth Markets, and equipment sales in the refractive and vitreoretinal categories were key contributors to growth. The Ophthalmic Pharmaceuticals franchise benefited from growth of the Systane (dry eye), Nevanac (inflammation) and Durezol (inflammation) brands, as well as strong growth in combination glaucoma brands DuoTrav and Azarga. Vision Care maintained its solid sales performance with good growth in Air Optix and a strong uptake of Dailies Total 1 lenses in Europe, partially offset by flat sales in the lens care solution business.

Operating income
Operating income of USD 1.1 billion (-8%, -1% cc) declined due to the inclusion of exceptional settlement and divestment income in the previous-year period. Operating income in 2012 included amortization of intangible assets of USD 1.4 billion and integration costs of USD 181 million, whereas 2011 also included exceptional income of USD 268 million.

Core operating income increased by 4% (+7% cc) to USD 2.8 billion. Core operating income margin in constant currencies increased by 0.8 percentage points. Currency was neutral, leading to a core operating income margin of 36.6% of net sales.

Alcon product review

All comments below focus on third quarter movements.

Surgical
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	685	699	-2	2	2 155	2 126	1	5
IOLs - Cataract	294	313	-6	-2	948	958	-1	3
Vitreoretinal products	139	141	-1	3	420	393	7	10
Refractive/Other	49	47	4	7	173	140	24	27
Total	873	887	-2	3	2 748	2 659	3	7

Global Surgical sales were USD 873 million (-2%, +3% cc) in the third quarter driven by strong growth in Latin America and Asia. Growth slowed primarily due to a strong previous-year comparator and competitive pressures in the EU. In addition, intraocular lens (IOL) sales were impacted by Middle East distributor buying patterns and the slowdown of the US procedural market. Advanced Technology IOLs performed well, led by AcrySof Toric. LenSx femtosecond refractive cataract lasers continued to show strong growth over the previous-year, with units installed in over 40 countries since launch and over 1,000 surgeons trained to date. The Vitreoretinal portfolio grew, even as Constellation equipment sales growth was challenged by the Japan launch in the previous-year period. The Refractive/Other segment growth was impacted by weaker sales in Europe. New filings were submitted for WaveLight Analyzer II and LenSx laser in the US and China, respectively, in the third quarter.

Ophthalmic Pharmaceuticals
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	314	326	-4	2	955	972	-2	2
Allergy/Otic/Nasal	208	201	3	5	715	720	-1	0
Infection/Inflammation	232	239	-3	1	749	727	3	6
Dry Eye/Other	209	213	-2	3	634	613	3	8
Total	963	979	-2	3	3 053	3 032	1	4

Global sales of Ophthalmic Pharmaceutical products totaled USD 963 million (-2%, +3% cc) in the third quarter. Sales growth of glaucoma products in non-US markets was led by Azarga/DuoTrav, offset by the impact of generic prostaglandin competition on Travatan in the US. Allergy sales growth of Pataday/Patanol products was particularly affected by the historically high Japan seasonal allergy sales in 2011. Sales from otic/nasal products rose in the quarter, led by the CiproDex and Patanase brands. The Infection/Inflammation segment benefited from growth of the Nevanac and Durezol brands, offset by an accelerated decline of non-promoted brands such as TobraDex/Tobrex. Sales of Dry Eye/Other are led by the Systane dry eye product family, offset by the decline of non-key brands.

Vision Care
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	438	441	-1	4	1 308	1 293	1	5
Contact lens care	186	185	1	3	540	549	-2	0
Total	624	626	0	4	1 848	1 842	0	3

Vision Care global product sales were USD 624 million (0%, +4% cc) in the third quarter. Contact lens performance was driven by the ongoing strong sales of Air Optix. Regionally, double-digit sales growth of the Dailies brand in the US and contact lens growth in Japan contributed to strong quarterly performance of the franchise. The continued success of the Dailies Total 1 launch in several EU markets has led to double-digit market share gains in the silicone hydrogel daily disposable contact lens segment, in launched markets. Contact lens solution sales rebounded this quarter, led by Aosept/Clear Care hydrogen peroxide solution.

Sandoz
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 044	2 340	-13	-6	6 315	7 179	-12	-7
Operating income	250	333	-25	-27	807	1 028	-21	-22
As % of net sales	12.2	14.2			12.8	14.3
Core operating income	358	446	-20	-19	1 089	1 513	-28	-27
As % of net sales	17.5	19.1			17.2	21.1

Third quarter

Net sales
Sandoz net sales declined 13% (-6% cc) to USD 2.0 billion. Fougera contributed 2 percentage points of growth from the inclusion of approximately one month of sales. Excluding Fougera, volume declined by 2 percentage points and price had a negative impact of 6 percentage points. The decline was primarily the result of the enoxaparin-driven sales drop in the US, partly offset by strong double-digit sales growth in Western Europe, Asia, Latin America, Russia and biosimilars.

US retail generics and biosimilars sales (USD 593 million, -22% cc) declined as a result of aggressive competitor pricing on enoxaparin (generic Lovenox®, USD 34 million versus USD 259 million in the prior-year quarter), partly offset by sales from the authorized generic launch of valsartan HCT (generic Diovan HCT). Western Europe retail generics and biosimilars showed strong growth of 11% (cc), driven by double-digit growth in France, the UK, the Nordics and Belgium. German sales of retail generics and biosimilars (USD 277 million, -6% cc) declined, primarily as a result of the continued penetration of low-priced statutory health insurance tenders. Japan grew 11% (cc) in the quarter. Emerging Growth Markets performed strongly, led by Asia (+21% cc), with strong double-digit growth in China and the Philippines, as well as by Latin America (+17% cc), where Sandoz saw strong double-digit growth in Brazil, Venezuela and Argentina. Russia, the third largest country for Sandoz, also grew strongly with sales up 16% (cc).

Sandoz continued to strengthen its number one global position in biosimilars (USD 82 million, +35% cc), and saw strong momentum across all three of its products – Omnitrope (human growth hormone), Binocrit (epoetin alfa) and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment. Zarzio now has over 20% volume share in Europe in the short-acting G-CSF segment, and Omnitrope recently became the second-largest human growth hormone in the US with over 19% share in a market with five originators.

Operating income
Operating income decreased by 25% (-27% cc) to USD 250 million, driven by the sharp drop in enoxaparin sales together with continued investments in quality assurance and manufacturing as well as the increased development costs of future biosimilar and respiratory products. There was a further negative impact from intangible asset impairments of USD 40 million and exceptional costs linked to the Fougera integration of USD 39 million partially offset by a USD 59 million release of a contingent consideration related to a 2010 acquisition.

Core operating income declined 20% (-19% cc) to USD 358 million. Core operating income margin in constant currencies decreased by 2.7 percentage points to 16.4% of net sales. A positive currency impact of 1.1 percentage points improved the core operating income margin to 17.5% of net sales. Gross margin improved by 0.4 percentage points (cc), driven by high-margin sales in Russia and the launch of valsartan HCT in the US, partly offset by continued investments in quality assurance and manufacturing. In line with the normal cost-plus intra-Group pricing policy, most of the margin on the valsartan HCT authorized generic accrues to Sandoz. As a percentage of net sales, Marketing & Sales expenses (-2.0 percentage points cc) increased as a result of declining sales in the quarter together with investments into growing businesses in Western Europe and Emerging Growth Markets. R&D expenses (-0.3 percentage points cc) increased due to development investments in biosimilars and respiratory products. General & Administration expenses (-0.4 percentage points cc) increased due to lower sales in the quarter. Other Income and Expense, net (-0.4 percentage point cc) increased due lower other income. The addition of the Fougera business contributed 0.7 percentage points (cc) to core operating income.

Nine months

Net sales
Net sales decreased in the first nine months by 12% (-7% cc) to USD 6.3 billion as a result of declines in retail generics and biosimilars sales in the US (-23% cc) and Germany (-7% cc), partly offset by double-digit sales growth in Western Europe (+10% cc), Asia (+21% cc), Russia (+12% cc), Brazil (+28% cc) and biosimilars (+42% cc). Total volume declined by 1 percentage point due to increased competition on US sales of enoxaparin (USD 366 million in the 2012 period, compared to USD 790 million in 2011), high prior-year sales of US authorized generics gemcitabine and lansoprazole, and lower sales in Germany. Price erosion, primarily driven by the decline in US enoxaparin, was 7 percentage points in the first nine months. Fougera contributed 1 additional percentage point of growth from the inclusion of approximately one month of sales in the third quarter.

Operating income
Operating income in the first nine months was USD 807 million (-21%, -22% cc). The operating income margin fell by 2.3 percentage points in constant currencies, with a positive currency impact of 0.8 percentage points resulting in an operating income margin of 12.8% of net sales, as a result of enoxaparin-driven price erosion and continued investments into quality assurance and manufacturing as well as into the development of future biosimilar and respiratory products. Net exceptional expense of USD 14 million in 2012 principally comprised of intangible asset impairments of USD 40 million and exceptional costs linked to the Fougera integration of USD 39 million partially offset by a USD 59 million release of a contingent consideration related to a 2010 acquisition. In 2011, net exceptional items amounted to an expense of USD 197 million principally due to a legal settlement of USD 178 million.

Core operating income decreased by 28% (-27% cc) to USD 1.1 billion. Core operating income margin in constant currencies decreased by 4.6 percentage points, partly offset by a positive currency impact of 0.7 percentage points, resulting in a core operating income margin of 17.2% of net sales. This declined from the exceptionally high level of 21.1% in the first nine months of 2011 as a result of the enoxaparin pricing decline and higher investments in quality assurance, manufacturing and the development of biosimilars and respiratory products. Gross margin decreased by 1.0 percentage points (cc), driven primarily by continued investments in quality assurance and manufacturing. As a percentage of net sales, Marketing & Sales expenses (-1.7 percentage points cc) increased as a consequence of declining sales in the first nine months together with investments into growing businesses in Western Europe and Emerging Growth Markets. R&D expenses (-1.5 percentage points cc) increased as a result of development investments in biosimilars and respiratory products. General & Administration expenses increased by 0.2 percentage points (cc) due to declining sales in the first nine months. Other Income and Expense, net (-0.2 percentage points cc) increased due to declining sales in the first nine months. The addition of the Fougera business contributed 0.3 percentage points (cc) to core operating income.

Vaccines and Diagnostics
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	582	655	-11	-8	1 230	1 325	-7	-4
Operating income/loss	-22	24	nm	nm	-291	-291	0	-9
As % of net sales	-3.8	3.7			-23.7	-22.0
Core operating income/loss	34	147	-77	-79	-174	34	nm	nm
As % of net sales	5.8	22.4			-14.1	2.6
nm – Not meaningful

Third quarter

Net sales
Net sales were USD 582 million (-11%, -8% cc) for the third quarter of 2012 compared to USD 655 million in the prior-year period. The sales decline was driven by shipment delays from one of our manufacturing sites and lower northern hemisphere flu sales.

With the onset of the worldwide flu season in the third quarter, Novartis Vaccines has already shipped 29 million doses of seasonal influenza vaccines to US customers. However, price pressure in key markets and delayed shipments in Europe resulted in lower sales in the quarter compared to the prior-year period.

Operating income/loss
Reported operating loss was USD 22 million for the third quarter of 2012 compared to an income of USD 24 million for the same period in 2011. The 2011 quarter included an impairment of USD 52 million related to a financial asset. Operating loss increased as a result of lower sales, continued investment in the manufacturing network and investment in anticipation of the expected approval of Bexsero.

Core operating income for the quarter was USD 34 million compared to USD 147 million in the prior-year quarter.

Nine months

Net sales
Net sales were USD 1.2 billion (-7%, -4% cc) for the first nine months of 2012 compared to USD 1.3 billion for the year-ago period. The first nine months of 2011 were impacted by increased bulk pediatric shipments and a one-time pre-pandemic sale. Excluding these items, the underlying business showed growth, driven by Menveo and the Diagnostics business, partially offset by lower northern hemisphere flu sales.

Operating income/loss
Reported operating loss was USD 291 million for the first nine months of 2012, the same as the operating loss in the prior-year period. 2011 included an impairment of USD 133 million related to a financial asset, while 2012 included a licensing settlement benefit of USD 56 million. Excluding these items, the operating loss increased as a result of lower sales, continued investment in the manufacturing network and the investment in anticipation of the expected approval of Bexsero.

Core operating loss for the period was USD 174 million compared to income of USD 34 million for the same period in 2011.

Consumer Health
	Q3 2012	Q3 2011	% change		9M 2012	9M 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	938	1 197	-22	-16	2 774	3 553	-22	-17
Operating income	48	210	-77	-76	60	700	-91	-87
As % of net sales	5.1	17.5			2.2	19.7
Core operating income	77	228	-66	-65	136	707	-81	-77
As % of net sales	8.2	19.0			4.9	19.9

Third quarter

Net sales
Consumer Health net sales declined 22% (-16% cc) in the third quarter mainly due to the continuing absence of shipments from the US manufacturing facility in Lincoln, Nebraska, which supplies products to both Consumer Health businesses.

While Consumer Health continues to make progress in the remediation of quality issues at the Lincoln facility, the restart of commercial production is taking longer than originally anticipated.

As part of our restart plan to meet the needs of patients and customers, select OTC products (Excedrin, Lamisil and Triaminic) are being produced at third-party manufacturers and first shipments have been made to retail customers in the month of October. These products will be available to consumers in retail stores across the US during the fourth quarter. It is unlikely that we will begin shipments from Lincoln in the fourth quarter of the year.

OTC net sales in the third quarter declined versus the same period last year largely due to the absence of shipments from Lincoln. Sales performance was also negatively impacted by ongoing weak economic conditions across Southern Europe, though OTC continues to gain market share in Europe, notably in the UK, France, Poland and the Nordics, as well as in Emerging Growth Markets. China delivered strong growth as did Russia, where OTC is one of the fastest-growing companies in its segment. Voltaren, the world’s leading OTC topical pain brand, continued to grow at a double-digit rate, significantly outpacing the market through sustained advertising and promotional investments and improved commercial execution. Voltaren growth was also supported by the successful launch of an extra strength and extended relief (12 hours) formulation in several European markets.

Animal Health reported a net sales decline versus the prior-year quarter due to limited sales of companion animal products manufactured at Lincoln, mainly impacting the US and Canada. Excluding the Lincoln brands, Animal Health delivered double-digit growth, well ahead of the market. Emerging Growth Markets also grew at a double-digit rate with particularly strong results in China, Brazil, India and Russia. In Europe, the business generated strong single-digit growth led by Germany and France. Denagard, an oral anti-infective for pigs and poultry, continued to drive growth across several markets including the US. Recent launches of Atopica, for atopic dermatitis in cats, and Onsior, for managing pain in cats and dogs, continued to gain market share in their respective categories.

Operating income
Consumer Health reported third-quarter operating income of USD 48 million compared to USD 210 million in the prior-year quarter. The decrease was largely due to the loss of sales from Lincoln and related remediation costs. Operating income margin declined by 12.4 percentage points to 5.1% of net sales with a positive currency impact of 0.2 percentage points.

Core operating income for the third quarter declined 66% (-65% cc) to USD 77 million and core operating income margin declined by 11.0 percentage points in constant currencies.

Disruption in supply and costs to upgrade quality at the Lincoln manufacturing facility generated a gross margin decline of 7.2 percentage points (cc). The decline was partially offset by robust cost savings and the optimization of price, discounts and promotional offers. As a percentage of sales, Marketing & Sales expenses increased by 0.5 percentage points (cc), R&D expenses increased by 1.3 percentage points (cc), and General & Administration expenses increased by 1.5 percentage points (cc) as strong cost-containment initiatives across the organization could not offset the significant sales and margin impact of lower sales.

Nine months

Net sales
Consumer Health net sales declined 22% (-17% cc) in the first nine months mainly due to the absence of shipments from Lincoln.

OTC net sales declined sharply versus the first nine months of 2011 primarily due to the impact of Lincoln. Also contributing to the sales decline was a weak cough-and-cold season earlier in the year, as well as continued economic weakness in Southern Europe together with legislative changes in Germany and France that caused trade difficulties. However, sustained advertising and promotion investment in growth brands like Voltaren, Otrivin and Nicotinell, the launch of line extensions, and the improvement of commercial execution continued to drive market share gains and sales growth in some key markets. In the nine months, OTC grew share in 11 out of the 14 key markets in Europe and grew several times ahead of the market in key Emerging Growth Markets, notably Russia and China.

Animal Health reported a net sales decline versus the first nine months of 2011 due to limited sales of companion animal products manufactured at Lincoln. Excluding the Lincoln brands, Animal Health maintained strong single-digit growth across key regions, outperforming the market. The US continued to show strong momentum with double-digit sales growth (excluding the Lincoln brands) mainly driven by Denagard and the recently launched Atopica. Emerging Growth Markets posted double-digit sales growth with particularly good performances in China, India, Russia and Brazil.

Operating income
Consumer Health reported an operating income of USD 60 million versus USD 700 million in the 2011 period largely due to Lincoln. Prior-year income from OTC divestments of USD 44 million also contributed to the decrease. Operating income margin declined by 17.5 percentage points to 2.2% of net sales with a negative currency impact of 0.6 percentage points.

Core operating income declined 81% (-77% cc) to USD 136 million and core operating income margin declined by 14.4 percentage points in constant currencies.

Gross margin decreased by 8.6 percentage points (cc) in the first nine months mainly due to the impact of Lincoln. As a percentage of sales, Marketing & Sales expenses increased by 2.9 percentage points (cc); R&D expenses increased by 1.3 percentage points (cc) and General & Administration expenses increased by 1.0 percentage points (cc) largely as the result of lower sales more than offsetting the positive impact of cost-saving programs.

GROUP BALANCE SHEET AND CASH FLOW

Balance sheet

Assets
Total assets increased during the year by USD 3.7 billion to USD 121.2 billion at September 30, 2012.
The non-current assets increased by USD 1.7 billion to USD 95.0 billion mainly on account of the acquisition of Fougera in July 2012.

The total current assets increased USD 2.1 billion during the first nine months of the year to USD 26.1 billion. This was driven by an increase in inventory of USD 0.9 billion to USD 6.8 billion and the increase in trade receivables of USD 0.2 billion to USD 10.5 billion. Cash, short-term deposits and marketable securities increased by USD 0.7 billion to USD 5.8 billion.

Financial debt
Total short-term and long-term financial debt including derivatives amounted to USD 20.8 billion at September 30, 2012 compared to USD 20.2 billion at December 31, 2011. Long-term debt increased by USD 2.0 billion as a result of the USD bond issue of USD 2.0 billion in September 2012. Long-term debt consisted of bonds and Euro Medium Term Notes of USD 14.7 billion and other long-term financial debt of USD 1.1 billion. Short-term debt decreased from USD 6.4 billion at December 31, 2011 to USD 5.0 billion at September 30, 2012 and consisted of commercial paper of USD 1.5 billion and other short-term borrowings of USD 3.5 billion. The reduction in short-term borrowings included the repayment of a 3.5% Swiss franc bond of CHF 700 million.

Group equity
The Group’s total equity rose to USD 67.2 billion as of September 30, 2012, compared to USD 65.9 billion at the end of 2011. This increase of USD 1.3 billion is driven by net income of USD 7.5 billion, positive currency translation effects of USD 0.2 billion and equity movements related to share-based compensation transactions of USD 0.6 billion. These were partially offset by the dividend payment of USD 6.0 billion and actuarial losses of USD 1.0 billion.

Liquidity and debt/equity ratio
The Group’s debt/equity ratio remained at 0.31:1 at September 30, 2012 compared to the beginning of the year. The Group’s liquidity increased from USD 5.1 billion at the end of 2011 to USD 5.8 billion at September 30, 2012 and net debt decreased in the same period from USD 15.2 billion to USD 15.0 billion.

Estimated impact of introducing revised accounting standard on post-employment benefits in 2013
The Group is required to introduce the revised IFRS accounting standard on post-employment benefits, IAS 19 revised “Employee Benefits”, from January 1, 2013. The principal impact of this will be that the return on pension plan assets and the interest calculated on the defined benefit obligations will use the same interest rate reflecting the current market yield of high quality corporate bonds. Since currently the return on plan assets is calculated based on the higher long-term expected return on assets there will be an increase in the annual cost of post-employment benefits included in Corporate Other Income & Expense. As required by the Standard, the Group’s 2012 and 2011 Consolidated Financial Statements will be retroactively restated to reflect this change for comparative purposes in 2013. The estimated impact for 2012 is an additional expense of approximately USD 300 million (2011: approximately USD 260 million).

Cash flow

Cash flow from operating activities decreased slightly to USD 4.1 billion in the third quarter compared to USD 4.2 billion in the prior year period, as lower working capital requirements were offset by higher income tax payments and payments out of provisions.

The cash flow used in investing activities amounted to USD 2.0 billion mainly on account of the amount spent for the acquisition of Fougera Pharmaceuticals of USD 1.5 billion. The investments in property, plant and equipment, intangible and other non-current assets, net proceeds from non-current assets amounted to USD 0.6 billion while the net proceeds from disposal of marketable securities amounted to USD 0.1 billion.

The cash outflow for financing activities amounted to USD 2.1 billion mainly on account of a repayment of current financial debt. The prior year outflow of USD 3.8 billion was mainly due to a repayment of USD 3.0 billion of financial debt and treasury share repurchases amounting to USD 0.6 billion.

In the third quarter of 2012, free cash flow was USD 3.5 billion, USD 0.2 billion below the prior-year amount on account of lower cash flow from operating activities.

The cash flow from operating activities in the first nine months of 2012 reached the prior-year level of USD 9.6 billion despite lower net income mainly on account of less working capital requirements and payments out of provisions compared to the prior-year period.

The cash flow used in investing activities amounted to USD 3.1 billion mainly on account of acquisitions (USD 1.6 billion) and net investments in property, plant and equipment (USD 1.7 billion). In the prior year, the investments in property plant and equipment as well as other non-current assets were fully compensated by the proceeds from the sale of marketable securities (USD 1.6 billion) as well as from the divestment of tangible, intangible and other non-current assets (USD 0.7 billion, mainly Elidel® marketing rights).

The cash outflow from financing activities amounted to USD 5.5 billion on account of the dividend payment (USD 6.0 billion) as well as treasury share purchases and other financing transactions (USD 0.1 billion), partially offset by an increase in financial debt (USD 0.6 billion). In the prior year, the cash flow used in financing activities amounted to USD 10.8 billion on account of the dividend payment (USD 5.4 billion), treasury share transactions (USD 2.8 billion) and the acquisition of the non-controlling interest in Alcon (USD 3.2 billion), partially compensated by the proceeds from raising additional financial debt (USD 0.6 billion).

The free cash flow of USD 7.9 billion was USD 0.7 billion lower than prior year mainly on account of higher investments in property, plant and equipment as well as in intangible and other non-current assets and lower proceeds from the sale of non-current assets which amounted to USD 0.4 billion in the current period compared to USD 0.7 billion in the year ago period.

Innovation Review

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines. Pharmaceuticals, our largest division, has approximately 140 projects in clinical development, and Alcon, our second largest, has more than 100 projects in clinical development.

Key developments in the third quarter of 2012 include:

New approvals and positive opinions

•
Afinitor (everolimus) was approved in the EU as a treatment, in combination with exemestane, for hormone receptor-positive (HR+), HER2/neu-negative (HER2-) advanced breast cancer in postmenopausal women without symptomatic visceral disease after recurrence or progression following a non-steroidal aromatase inhibitor, and in the US as a treatment in combination with exemestane for postmenopausal women with advanced HR+/HER2-negative breast cancer after failure of treatment with letrozole or anastrozole.

•
The FDA granted an accelerated approval for a label update to Afinitor in tuberous sclerosis complex (TSC) for the treatment of subependymal giant cell astrocytoma (SEGA) to include Phase III data providing further clinical evidence for use in this indication, as well as approval for a new formulation, Afinitor Disperz tablets for oral suspension, for patients with SEGA including children unable to swallow a tablet.

•
CHMP also adopted a positive opinion for Votubia (everolimus) for the treatment of adult patients with renal angiomyolipoma associated with tuberous sclerosis complex (TSC). Currently, there are no approved non-surgical treatments in the EU for this patient population.

•
Jakavi (ruxolitinib) was approved in the EU and Canada for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. It is the first medicine to receive approval in the EU to treat patients with myelofibrosis.

•
Seebri Breezhaler (glycopyrronium bromide) 44 mcg delivered dose (equivalent to 50 mcg glycopyrronium measured dose per capsule) received EU approval as a once-daily inhaled maintenance bronchodilator treatment to relieve symptoms for adult patients with chronic obstructive pulmonary disease (COPD). Data from three of the pivotal Phase III GLOW trials formed the basis of the approval, which provides patients in the EU with an alternative therapy that can reduce breathlessness, increase exercise capacity and improve quality of life.

•
The Japanese Ministry of Health, Labor and Welfare (MHLW) approved Seebri Inhalation Capsules 50 mcg as a once-daily, long-term, inhaled maintenance bronchodilator treatment for the relief of various symptoms due to airway obstruction in chronic obstructive pulmonary disease (chronic bronchitis and emphysema).

•
The EMA’s CHMP issued positive opinions for the use of Galvus (vildagliptin) and Eucreas (vildagliptin and metformin) in combination with other type 2 diabetes treatments. The first positive opinion includes the use of vildagliptin in combination with insulin, with or without metformin, for patients with type 2 diabetes when diet, exercise and a stable dose of insulin do not result in glycemic control. The second positive opinion is for the use of vildagliptin in triple combination with metformin and a sulphonylurea for the treatment of type 2 diabetes when diet and exercise plus dual therapy with the latter two agents do not provide adequate glycemic control.

•
Japan’s MHLW also approved Diovan (valsartan) for the treatment of pediatric hypertension in children aged 6 years and older. This approval marks the first time an angiotensin receptor blocker (ARB) has been approved for the treatment of pediatric hypertension in children of this age group in Japan.

•
The FDA approved a higher dose of Exelon Patch for the treatment of people with mild-to-moderate Alzheimer’s disease and mild-to-moderate Parkinson’s disease dementia. The new 13.3 mg/ 24h dosage strength of Exelon Patch provides physicians with a new treatment option for patients.

•
European Health Authorities approved Certican (everolimus) for the prophylaxis of organ rejection in adult patients receiving a liver transplant. In the EU, Certican, a mammalian target of rapamycin (mTOR) inhibitor, is also approved for the prophylaxis of organ rejection in adult patients at low-moderate immunologic risk receiving a kidney or heart transplant.

•
Alcon received regulatory approval for AcrySof IQ ReSTOR Toric T2 and T3-T5 intraocular lenses (IOL) in China. These products improve outcomes for patients with cataracts and presbyopia, an age-related condition where the eye loses its ability to focus, by providing improved near and intermediate vision without eyeglasses. The T2 model corrects low levels of astigmatism while the T3, T4, and T5 models correct moderate levels of astigmatism. These lenses expand the presbyopic patient population who can benefit from the full range of vision provided by the IQ ReSTOR multifocal IOL optical design.

•
Also in China, Alcon received approval for Opti-Free PureMoist Multi-Purpose Disinfecting Solution. The PureMoist wetting system provides patients with moist lenses for 16 hours, giving them increased comfort particularly at the end of the day.

Regulatory updates

•
Novartis filed a marketing authorization application to the EMA for QVA149, an investigational inhaled, once-daily, fixed-dose combination of indacaterol maleate and glycopyrronium bromide (for the treatment of adult patients with COPD. The first five studies in the Phase III IGNITE clinical trial program for QVA149 formed the basis of the filing. ILLUMINATE, SHINE, SPARK and BRIGHT met their respective superiority primary endpoints of FEV1 area under the curve (AUC) for 0-12 hours at 26 weeks versus salmeterol/fluticasone, mean trough FEV1 at 26 weeks versus both indacaterol maleate and glycopyrronium bromide, reduction in the rate of exacerbations versus glycopyrronium bromide, and exercise endurance time at 21 days versus placebo. The data from ENLIGHTEN demonstrated that QVA149 has a similar overall adverse event profile to placebo.

•
Novartis filed for regulatory approval of Lucentis as a treatment for visual impairment due to choroidal neovascularization (CNV) secondary to pathological myopia (PM) in the EU based on 6-month data from a 12-month Phase III study. In Japan, a submission for regulatory approval will be filed in this indication by the end of 2012.

•
Novartis withdrew the US New Drug Application (NDA) for QTI571 for the treatment of pulmonary arterial hypertension (PAH). This decision followed discussions in which the FDA informed Novartis that additional data would be needed to support approval. Novartis is committed to addressing the unmet needs of PAH patients and will continue to work with the FDA to determine what additional data could be provided to support approval. Regulatory reviews for QTI571 are ongoing in the EU and Japan.

•
In October 2012, the FDA issued a complete response letter for tobramycin inhalation powder for the management of appropriate cystic fibrosis (CF) patients with Pseudomonas aeruginosa (Pa). The FDA identified deficiencies in a third-party contract manufacturing facility. The agency did not request additional clinical data.  Novartis will work with the FDA to address the agency’s feedback as quickly as possible. In September the FDA’s Anti-Infective Drugs Advisory Committee (AIDAC) voted that Novartis had demonstrated adequate evidence of efficacy and safety to support the use of tobramycin inhalation powder in the US. In the same month TOBI nebulizer solution was approved in Japan, where CF is much rarer than in the US and EU.

•	Alcon filed a supplement application for US approval of Durezol for use in the pediatric population for post cataract surgical inflammation.

•
Alcon filed for US approval of WaveLight Analyzer II, an advanced diagnostic device that measures the complete optics of the eye and calculates the individual wavefront aberrations, greatly enhancing the range of possible treatments paths for patients.

•
In China, Alcon filed for regulatory approval of Dailies Total 1, the industry's first water-gradient silicone hydrogel contact lens, as well as for LenSx Laser, the first femtosecond laser indicated for use in cataract surgery.

Results from ongoing trials

•
New data from the RESTORE extension study presented at the European Society of Retina Specialists (EURETINA) Congress showed that 240 patients with diabetic macular edema (DME) who originally received individualized treatment with Lucentis in a regimen consistent with the EU label needed an average of 13.9 injections over three years, with 19-25% of patients across all study arms not needing any Lucentis injections during years two and three. An average of 3.7 injections in the second year and 2.7 in the third year were sufficient to fully maintain the mean of seven letters of visual acuity gained in the RESTORE core study. The safety profile was consistent with previous studies conducted in other indications.

•
Also at EURETINA, new data from the retrospective part of the LUMINOUS program were presented showing pooled data from four European registries of nearly 4,500 patients with wet AMD treated with Lucentis. These data showed no new safety signals for Lucentis and reinforced its well-characterized safety profile. The registries revealed low incidences of key adverse events at twelve months. Additionally, a low number of Lucentis injections were observed during the first year. The mean number of Lucentis injections over twelve months ranged from 4.3 to 5.0 (based on all patients) and 4.7 to 5.5 (based on patients completing one year).

•
Phase II data on AIN457 (secukinumab), a fully human monoclonal antibody, were presented at the European Academy of Dermatology and Venereology (EADV) Congress. The new data from the sub-analyses undertaken on the Phase II study showed that AIN457 is nearly three times more effective than placebo at reducing moderate-to-severe plaque psoriasis on the hands and/or feet when given every week for the first month of treatment (54% vs. 19% respectively, p=0.005). Additional analysis in the total moderate-to-severe plaque psoriasis study population also show that AIN457 successfully improved quality of life by week 12 in the study participants. AIN457 is the first anti-interleukin 17 (IL-17) to enter Phase III development.

•
Results from the Phase II PARAMOUNT study showed that the investigational compound LCZ696 is the first therapy to significantly reduce NT-proBNP, a key predictor of morbidity and mortality in patients with a difficult-to-treat condition called heart failure with preserved ejection fraction (HF-PEF). LCZ696 is a first-in-class angiotensin receptor neprilysin inhibitor (ARNI), and is the only member of this new class currently in late-stage clinical development. LCZ696 is also being investigated in the other common form of the disease, heart failure with reduced ejection fraction (HF-REF), in the Phase III PARADIGM study.

•
First results from the Phase III RELAX-AHF study show that investigational RLX030 (serelaxin) reduced all-cause mortality in patients with acute heart failure (AHF). The six-month study had two primary endpoints using different scales to measure reduction of dyspnea (or shortness of breath), the most common symptom of AHF. Only one of these endpoints reached statistical significance, but based on pre-specified protocol criteria, the study was positive. RELAX-AHF was a randomized, double-blind, placebo-controlled study involving 1,161 patients in 11 countries. As a recombinant form of the human hormone relaxin-2, RLX030 is the first in a new class of medicines. It acts on receptors in the heart, blood vessels and kidneys, leading to reduced resistance in the blood vessels and positive effects on heart and kidney function. Full results of the study will be presented at the American Heart Association (AHA) Congress in Los Angeles in November 2012. Novartis has initiated discussion of the results of this single Phase III study with health authorities worldwide.

•
The Aliskiren ASTRONAUT trial in acute heart failure was designed to show decreased cardiac mortality or re-hospitalization when added to an ACE or an ARB at 6 months. The trial did not meet its primary endpoints. Further analysis is in progress.

Q3 2012 selected approvals: US, Europe and Japan
Product	Active ingredient	Indication	Approval date
Afinitor/Votubia	everolimus	Treatment of postmenopausal women with HR+/HER2- advanced breast cancer in combination with exemestane after treatment with letrozole or anastrozole	US - July EU - July
Jakavi	ruxolitinib	Myelofibrosis	EU - August
Neoral and Sandimunne	cyclosporine	Additional indication of suppression of rejection reactions in patients undergoing small-intestinal transplantation	Japan-August
Seebri Breezhaler	glycopyrronium bromide	Once-daily inhaled maintenance bronchodilator treatment to relieve symptoms for adult patients with COPD	EU - September
Seebri Inhalation Capsules	glycopyrronium bromide	Once-daily, long-term, inhaled maintenance bronchodilator treatment in adult patients for the relief of various symptoms due to COPD, airway obstructive disease, chronic bronchitis and emphysema	Japan - September
Certican	everolimus	Prophylaxis of organ rejection in adult patients receiving a liver transplant.	Europe – October

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
ACZ885	Gouty arthritis	Q1 2011	Q4 2010
- EMA review ongoing; feedback expected in Q1 2013
- Novartis is working with the FDA on next steps, following the Agency’s request for additional clinical data to evaluate the benefit-risk profile in gouty arthritis refractory patients

Afinitor/Votubia	Tuberous sclerosis complex angiomyolipoma	Approved	Q1 2012	Q1 2012	- FDA approved in Apr. 2012 - Japan filing achieved in Feb. 2012 - Positive CHMP recommendation in Sep. 2012
Exelon Patch15cm2	Alzheimer’s disease	Approved	Q4 2011		- FDA approved Aug. 2012 - Submission dossier currently under review by CHMP
Exjade	Non-transfusion-dependent thalassemia	Q4 2011	Q4 2011		- Approved in Canada in Aug. 2012 - FDA, EMA decisions expected in 2013

Lucentis	Visual impairment due to diabetic macular edema		Approved	Q1 2012	- Japan filing achieved in Mar. 2012
	Visual impairment due to macular edema secondary to retinal vein occlusion		Approved		- Japan filing expected Q4 2012
	Visual impairment due to choroidal neo-vascularization secondary to pathological myopia		Q3 2012		- EU filing achieved in Sep. 2012 - Japan filing expected Q4 2012
NVA237	Chronic obstructive pulmonary disease		Q3 2011	Q4 2011	- EMA and Japan’s MHLW approved in Sep. 2012 - Phase III agreed with FDA; filing expected beginning of 2014
QTI571	Pulmonary arterial hypertension		Q1 2012	Q2 2012	- US filing withdrawn in Q3 2012
QVA149	Chronic obstructive pulmonary disease		Q4 2012
- Phase III agreed with FDA; filing in the US expected end of 2014
- Filed to the EU for marketing authorization in October 2012
- Submission on track for 2012 in Japan and other countries
- Phase III IGNITE data presented at European Respiratory Society Annual Congress in Sep. 2012

Signifor	Cushing’s disease	Q1 2012	Approved		- EMA approved in Apr. 2012 - FDA decision expected in Q4 2012 - FDA Advisory Committee in Nov. 2012
TOBI Podhaler	Pseudomonas aeruginosa lung infection in cystic fibrosis	Q4 2011	Approved		- FDA Advisory Committee in Sep. 2012 recommended approval - FDA complete response letter in Oct 2012
Zortress/ Certican	Prevention of organ rejection – liver transplant	Q4 2011	Q4 2011		- US action date on liver indication expected in Q4 2012

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ACZ885	Systemic juvenile idiopathic arthritis	2012	III	- Filing expected in US and EU in Q4 2012
	Secondary prevention of cardiovascular events	≥2016	III
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2013	III
	Hepatocellular cancer	2013	III
	Non-functional carcinoid tumors	2015	III
	Lymphoma	2015	III

AFQ056	Fragile X syndrome	2014	II
	Parkinson’s disease, L-dopa induced dyskinesia	2015	II
AIN457	Psoriasis	2013	III
- Phase II data at EADV showed significant improvement in moderate-to-severe plaque psoriasis on the hands, feet and nails, and significant benefit in skin-related quality of life
- Phase III data expected in 2013, regulatory submissions to follow shortly thereafter

	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis)	2014	III	- Phase III data expected in 2014
	Multiple sclerosis	≥2016	II
Aliskiren	Chronic heart failure	2015	III	-
AUY922	Solid tumors	≥2016	II
BAF312	Multiple sclerosis (MS)	≥2016	II	- Phase III study in secondary progressive MS planned to start later this year
BCT197	COPD	≥2016	II
BEZ235	Solid tumors	≥2016	II
BGS649	Obese hypogonadotropic hypogonadism	≥2016	II
BKM120	Breast, solid tumors	2015	III	- Phase III program in breast cancer began enrollment
BYL719	Solid tumors	≥2016	I
BYM338	Sporadic inclusion body myositis	≥2016	II
CAD106	Alzheimer’s disease	≥2016	II
CTL019	Leukemia	≥2016	I	- In Aug. 2012, Novartis acquired rights from University of Pennsylvania to CART-19 now identified as CTL019
DEB025	Hepatitis C	≥2016	III	- Clinical program on partial hold - Novartis is working closely with the FDA to determine next steps
Gilenya	Chronic inflammatory demyelinating neuropathy	≥2016	II
Jakavi	Polycythemia vera	2014	III
KAE609	Malaria	≥2016	II
LBH589	Relapsed or relapsed-and-refractory multiple myeloma	2013	III
	Hematological cancers	≥2016	II
LCI699	Cushing’s	>2016	II
LCQ908	Metabolic diseases	2014	III
LCZ696	Chronic heart failure	2014	III
- A Phase III outcome study (PARADIGM) is ongoing in heart failure with reduced ejection fraction to assess the superiority of LCZ696 to the ACE inhibitor enalapril in delaying the time to first occurrence of either cardiovascular mortality or heart failure hospitalization

	Hypertension	2014	III	- Phase III for the indication of 1st line treatment of hypertension

LDE225	Advanced basal cell carcinoma	2014	II
	Solid tumors	≥2016	I
LDK378	ALK-positive advanced non-small cell lung cancer	2014	I	- Updated Phase I study reached maximum tolerated dose and showed clinical response in patients, presentation at European Society for Medical Oncology - Pivotal studies to start in Q4 2012
LFF571	Clostridium difficile infection	≥2016	II
LGX818	Solid tumors	≥2016	I	- In combination with MEK162
Lucentis	Choroidal neovascularization and macular edema1	≥2016	II
MEK162	Solid tumors	≥2016	II
PKC412	Aggressive systemic mastocytosis	2014	III
	Acute myeloid leukemia	2014	III
QAW039	Asthma	≥2016	II
QGE031	Severe allergic diseases	≥2016	II	- Development being evaluated in a number of severe allergic conditions including food allergy and atopic dermatitis
QMF149	COPD	2015	II	- Currently in Phase II with ex-US filings planned for 2015
	Asthma	2015	II	- Currently in Phase II with ex-US filings planned for 2015
RLX030	Acute heart failure	2013	III	- Results of Phase III RELAX-AHF study to be presented at AHA in Nov. 2012
Signifor	Acromegaly	2013	III
Tasigna	cKIT melanoma	2014	III
TKI258	Renal cell carcinoma	2013	III
	Solid tumors	≥2016	II
Xolair	Chronic idiopathic urticaria	2013	III	- Phase III recruitment on track

1 Choroidal neovascularization and macular edema secondary to conditions other than age related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia.

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL, new design	Cataract	EU 2012 US 2013 JP 2013	Approved Advanced Advanced	- CE marked in Feb. 2012 - Launch rollout began in Apr. 2012 with full EU launch in Sep. 2012
AcrySof IQ ReSTOR® Toric IOL, new design	Cataract	EU 2012 US 2013 JP 2015	Approved Advanced Advanced
AcrySof IQ ReSTOR Toric IOL	Cataract	US 2014 JP 2014	Advanced Advanced
AcrySof IQ ReSTOR Toric IOL diopter range expansion	Cataract	US 2013 JP 2013	Advanced Advanced
AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2013 JP 2013	Advanced Advanced

AcrySof Cachet angle-supported phakic lens	Refractive	US 2013 JP 2013	Advanced Advanced
Infiniti system upgrade	Cataract	US 2011 JP 2012	Approved Advanced
Intrepid IOL	Cataract	US 2013 EU 2013 JP 2013	Advanced Advanced Advanced
Next generation Phaco system	Cataract	US 2012 EU 2013 JP 2013	Filed Advanced Advanced
LenSx Laser, system expansion	Cataract	US 2013 EU 2013 JP 2014	Advanced Advanced Advanced
Allegretto EX-500 laser, new indication	Refractive	US 2014	Advanced
OPHTHALMIC PHARMACEUTICALS
Azarga solution	Glaucoma	JP 2012	Phase III
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Filed Phase III	- Timolol-free fixed combination
Travatan, new formulation	Glaucoma	US 2012 EU 2012	Phase III Phase III
Jetrea	Retina	EU 2011	Filed	- Ocriplasmin; ex-US in-license from Thrombogenics. EU action expected early 2013
Nevanac, new formulation	Anti-inflammatory	US 2011 EU 2012	Filed Filed
Durezol emulsion, new indication	Anti-inflammatory	US 2011	Approved	- FDA approved new indication in Q2 2012
Pataday, new formulation	Allergy	US 2013 EU 2015	Phase III Phase III
Cilodex	Otic infections	US 2011	Approved	- Completed de-centralized procedure; ratification at local level occurring over next few months
AL-60371	Otic infections	US 2013	Phase III	- Infections associated with swimmer’s ear
VISION CARE
Dailies Total 1 lens	Contact lens	EU 2011 JP 2012 US 2012	Approved Filed Approved	- Approved in the US in Q2 2012
New toric lens design	Contact lens	US 2012 EU 2012 JP 2012	Advanced Advanced Advanced	- Dailies Aqua Comfort Plus
New multi-focal design	Contact lens	US 2013 EU 2014 JP 2013	Advanced Advanced Advanced	- Dailies Aqua Comfort Plus
New color lens design	Contact lens	US 2013 EU 2013 JP 2014	Advanced Advanced Advanced	- Silicone Hydrogel Colors
New lens solution	Lens solution	US 2013 EU 2012	Advanced Advanced

Selected Vaccines and Diagnostics pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Menveo	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants/toddlers, and young children	Complete	Registration	- US resubmission planned end 2012 following FDA Complete Response Letter - EU approval received for children 2-10 years of age
Flucelvax	Seasonal influenza (cell culture subunit vaccine)	Complete	Registration (US)	- Submission in the US completed (Q4 2011) for 18+ years of age
Fluad (US)	Seasonal influenza (subunit vaccine with MF59 adjuvant)	2012	III	- US Phase III study for older adults (65 years of age and older) complete - Phase III study in children underway
Bexsero (EU)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Complete	Registration	- Under EMA review
Bexsero (US) or MenABCWY (US)	Prevention of meningococcal disease (serogroup B or combined serogroups A, B, C, Y and W-135)	≥2013	II	- Phase III strategy under evaluation
Group B streptococcus	Prevention of group B streptococcus	≥2013	II
Staph. aureus	Prevention of Staphylococcus aureus	≥2013	I
TdaP	Prevention of tetanus, diphtheria, pertussis	≥2013	I

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements  (unaudited)

Third quarter

	Q3 2012 USD m	Q3 2011 USD m	Change USD m

Net sales	13 807	14 843	-1 036

Other revenues	232	191	41

Cost of Goods Sold	-4 575	-4 788	213

Gross profit	9 464	10 246	-782

Marketing & Sales	-3 393	-3 652	259

Research & Development	-2 191	-2 475	284

General & Administration	-693	-734	41

Other income	291	213	78

Other expense	-451	-647	196

Operating income	3 027	2 951	76

Income from associated companies	81	151	-70

Interest expense	-178	-198	20

Other financial income and expense	-70	4	-74

Income before taxes	2 860	2 908	-48

Taxes	-384	-420	36

Net income	2 476	2 488	-12

Attributable to:
Shareholders of Novartis AG	2 449	2 464	-15

Non-controlling interests	27	24	3

Average number of shares outstanding – Basic (million)	2 418.5	2 424.0	-5.5

Basic earnings per share (USD)[1]	1.01	1.02	-0.01

Average number of shares outstanding – Diluted (million)	2 444.5	2 449.6	-5.1

Diluted earnings per share (USD)[1]	1.00	1.01	-0.01

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements  (unaudited)

Nine months to September 30

	9M 2012 USD m	9M 2011 USD m	Change USD m

Net sales	41 845	43 785	-1 940

Other revenues	648	594	54

Cost of Goods Sold	-13 669	-13 865	196

Gross profit	28 824	30 514	-1 690

Marketing & Sales	-10 501	-11 080	579

Research & Development	-6 711	-7 060	349

General & Administration	-2 149	-2 166	17

Other income	907	1 264	-357

Other expense	-1 340	-1 791	451

Operating income	9 030	9 681	-651

Income from associated companies	385	398	-13

Interest expense	-525	-577	52

Other financial income and expense	-77	10	-87

Income before taxes	8 813	9 512	-699

Taxes	-1 277	-1 477	200

Net income	7 536	8 035	-499

Attributable to:
Shareholders of Novartis AG	7 460	7 938	-478

Non-controlling interests	76	97	-21

Average number of shares outstanding – Basic (million)	2 417.5	2 374.0	43.5

Basic earnings per share (USD)[1]	3.09	3.34	-0.25

Average number of shares outstanding – Diluted (million)	2 441.7	2 403.2	38.5

Diluted earnings per share (USD)[1]	3.06	3.30	-0.24

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income  (unaudited)

Third quarter

	Q3 2012 USD m	Q3 2011 USD m	Change USD m

Net income	2 476	2 488	-12

Fair value adjustments on financial instruments, net of taxes	55	-12	67

Net actuarial losses from defined benefit plans, net of taxes	-197	-1 127	930

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-36	-14	-22

Translation effects	501	-1 956	2 457

Comprehensive income	2 799	-621	3 420

Attributable to:
Shareholders of Novartis AG	2 770	-642	3 412

Non-controlling interests	29	21	8

Nine months to September 30

	9M 2012 USD m	9M 2011 USD m	Change USD m

Net income	7 536	8 035	-499

Fair value adjustments on financial instruments, net of taxes	88	27	61

Net actuarial losses from defined benefit plans, net of taxes	-959	-1 472	513

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-105	-3	-102

Translation effects	240	368	-128

Comprehensive income	6 800	6 955	-155

Attributable to:
Shareholders of Novartis AG	6 724	6 880	-156

Non-controlling interests	76	75	1

Condensed consolidated balance sheets

	Sept 30, 2012 (unaudited) USD m	Dec 31, 2011 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	16 182	15 627	555

Goodwill	30 836	29 943	893

Intangible assets other than goodwill	31 088	31 969	-881

Financial and other non-current assets	16 965	15 873	1 092

Total non-current assets	95 071	93 412	1 659

Current assets
Inventories	6 845	5 930	915

Trade receivables	10 519	10 323	196

Other current assets	2 983	2 756	227

Cash, short-term deposits and marketable securities	5 801	5 075	726

Total current assets	26 148	24 084	2 064

Total assets	121 219	117 496	3 723

Equity and liabilities
Equity attributable to Novartis AG shareholders	67 082	65 844	1 238

Non-controlling interests	123	96	27

Total equity	67 205	65 940	1 265

Non-current liabilities
Financial debts	15 823	13 855	1 968

Other non-current liabilities	16 332	14 553	1 779

Total non-current liabilities	32 155	28 408	3 747

Current liabilities
Trade payables	4 591	4 989	-398

Financial debts and derivatives	5 017	6 374	-1 357

Other current liabilities	12 251	11 785	466

Total current liabilities	21 859	23 148	-1 289

Total liabilities	54 014	51 556	2 458

Total equity and liabilities	121 219	117 496	3 723

Condensed consolidated changes in equity  (unaudited)

Third quarter

	Q3 2012 USD m	Q3 2011 USD m	Change USD m

Consolidated equity at July 1	64 241	67 093	-2 852

Comprehensive income	2 799	-621	3 420

Purchase of treasury shares, net	-36	-481	445

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values		-9	9

Equity-based compensation	218	183	35

Change in non-controlling interests	-17	-24	7

Consolidated equity at September 30	67 205	66 141	1 064

Nine months to September 30

	9M 2012 USD m	9M 2011 USD m	Change USD m

Consolidated equity at January 1	65 940	69 769	-3 829

Comprehensive income	6 800	6 955	-155

Purchase of treasury shares, net	-89	-2 772	2 683

Fair value of Novartis shares used to acquire outstanding non-controlling interests in Alcon, Inc.		9 163	-9 163

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values		-5 643	5 643

Equity-based compensation	633	598	35

Dividends	-6 030	-5 368	-662

Change in non-controlling interests	-49	-6 561	6 512

Consolidated equity at September 30	67 205	66 141	1 064

Condensed consolidated cash flow statements  (unaudited)

Third quarter

	Q3 2012 USD m	Q3 2011 USD m	Change USD m

Net income	2 476	2 488	-12

Reversal of non-cash items
Taxes	384	420	-36

Depreciation, amortization and impairments	1 232	1 428	-196

Change in provisions and other non-current liabilities	-31	228	-259

Net financial income	248	194	54

Other	-48	46	-94

Net income adjusted for non-cash items	4 261	4 804	-543

Interest and other financial receipts	114	32	82

Interest and other financial payments	-136	-93	-43

Taxes paid	-374	-321	-53

Cash flows before working capital changes	3 865	4 422	-557

Payments out of provisions and other net cash movements in non-current liabilities	-359	-281	-78

Change in net current assets and other operating cash flow items	560	93	467

Cash flows from operating activities	4 066	4 234	-168

Purchase of property, plant & equipment	-662	-510	-152

Purchase of intangible, financial and other non-current assets	-93	-74	-19

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	192	25	167

Acquisitions of businesses	-1 515		-1 515

Change in marketable securities	107	-10	117

Cash flows used in investing activities	-1 971	-569	-1 402

Change in current and non-current financial debts	-2 055	-3 024	969

Treasury share transactions	-36	-643	607

Acquisition of non-controlling interests		-9	9

Other financing cash flows	-26	-84	58

Cash flows used in financing activities	-2 117	-3 760	1 643

Translation effect on cash and cash equivalents	15	-50	65

Change in cash and cash equivalents	-7	-145	138

Cash and cash equivalents at July 1	4 598	4 231	367

Cash and cash equivalents at September 30	4 591	4 086	505

Condensed consolidated cash flow statements  (unaudited)

Nine months to September 30

	9M 2012 USD m	9M 2011 USD m	Change USD m

Net income	7 536	8 035	-499

Reversal of non-cash items
Taxes	1 277	1 477	-200

Depreciation, amortization and impairments	3 570	4 016	-446

Change in provisions and other non-current liabilities	372	855	-483

Net financial income	602	567	35

Other	-102	-359	257

Net income adjusted for non-cash items	13 255	14 591	-1 336

Interest and other financial receipts	671	448	223

Interest and other financial payments	-508	-721	213

Taxes paid	-1 693	-1 765	72

Cash flows before working capital changes	11 725	12 553	-828

Payments out of provisions and other net cash movements in non-current liabilities	-897	-1 091	194

Change in net current assets and other operating cash flow items	-1 261	-1 875	614

Cash flows from operating activities	9 567	9 587	-20

Purchase of property, plant & equipment	-1 678	-1 382	-296

Purchase of intangible, financial and other non-current assets	-415	-332	-83

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	396	721	-325

Acquisitions and divestments of businesses	-1 558	-569	-989

Change in marketable securities	116	1 594	-1 478

Cash flows used in / from investing activities	-3 139	32	-3 171

Change in current and non-current financial debts	649	648	1

Dividends paid to shareholders of Novartis AG	-6 030	-5 368	-662

Treasury share transactions	-91	-2 777	2 686

Acquisition of non-controlling interests	-6	-3 187	3 181

Other financing cash flows	-53	-120	67

Cash flows used in financing activities	-5 531	-10 804	5 273

Translation effect on cash and cash equivalents	-15	-48	33

Change in cash and cash equivalents	882	-1 233	2 115

Cash and cash equivalents at January 1	3 709	5 319	-1 610

Cash and cash equivalents at September 30	4 591	4 086	505

Notes to the Condensed Interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2012

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2012, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2011 Annual Report published on January 25, 2012.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2011 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2011 Annual Report, investments in intangible assets (including goodwill and acquired In-Process Research & Development projects) are reviewed for impairment at least annually, or whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

Note 3 to the 2011 Annual Report describes in detail the significant acquisition or divestment transactions that occurred during 2011.

On July 20, 2012 the Sandoz Division concluded its acquisition of the specialty dermatology generics company Fougera Pharmaceuticals based in Melville, New York, in an all-cash transaction. Fougera is a specialty dermatology business with 2011 net sales of USD 429 million, and employs approximately 700 people. The total net amount paid by the Group for the 100% interest was USD 1.5 billion. The preliminary purchase price allocation resulted in USD 0.6 billion being allocated to the fair value of net identified assets (excluding acquired cash) and goodwill of USD 0.9 billion. The income statement and cash flow statement of Fougera have only been included from the acquisition date up to August 31, 2012. These results are not material. The intention is to include the results of September in the fourth quarter results together with the results of the three months up to December 31, 2012.

4. Principal currency translation rates

Third quarter

	Average rates Q3 2012 USD	Average rates Q3 2011 USD	Period-end rates Sept 30, 2012 USD	Period-end rates Sept 30, 2011 USD

1 CHF	1.040	1.214	1.068	1.108

1 EUR	1.252	1.413	1.292	1.351

1 GBP	1.580	1.609	1.625	1.556

100 JPY	1.272	1.287	1.290	1.305

Nine months to September 30

	Average rates 9M 2012 USD	Average rates 9M 2011 USD	Period-end rates Sept 30, 2012 USD	Period-end rates Sept 30, 2011 USD

1 CHF	1.064	1.141	1.068	1.108

1 EUR	1.282	1.406	1.292	1.351

1 GBP	1.578	1.614	1.625	1.556

100 JPY	1.261	1.242	1.290	1.305

5. Summary of equity movements  (unaudited)

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2012	2011	Change	9M 2012 USD m	9M 2011 USD m	Change USD m

Balance at beginning of year	2 407	2 289	118	65 844	63 196	2 648

Shares issued in connection with the merger with Alcon		108	-108		6 009	-6 009

Treasury shares exchanged in connection with the merger with Alcon		57	-57		3 154	-3 154

Excess of the purchase price for acquiring non-controlling interests compared to the recorded amounts and other impacts of change of ownership in consolidated entities					-5 643	5 643

Share buy-backs:

Shares acquired to be cancelled		-39	39		-2 360	2 360

Shares acquired to be held in Group Treasury	-5	-8	3	-240	-457	217

Equity-based compensation	10	7	3	633	598	35

Other treasury shares movements	7	5	2	151	45	106

Dividends				-6 030	-5 368	-662

Net income of the period attributable to shareholders of Novartis AG				7 460	7 938	-478

Other comprehensive income attributable to shareholders of Novartis AG				-736	-1 058	322

Balance at September 30	2 419	2 419	0	67 082	66 054	1 028

6. Consolidated income statements – Segmentation – Third quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m

Net sales to third parties	7 783	8 159	2 460	2 492	2 044	2 340	582	655	938	1 197			13 807	14 843

Sales to other segments	68	67	16	1	67	84	11	23	6	3	-168	-178

Net sales of segments	7 851	8 226	2 476	2 493	2 111	2 424	593	678	944	1 200	-168	-178	13 807	14 843

Other revenues	125	108	23	10	6	2	70	66	9	9	-1	-4	232	191

Cost of Goods Sold	-1 530	-1 654	-1 128	-1 105	-1 246	-1 389	-429	-405	-444	-442	202	207	-4 575	-4 788

Gross profit	6 446	6 680	1 371	1 398	871	1 037	234	339	509	767	33	25	9 464	10 246

Marketing & Sales	-2 014	-2 154	-605	-618	-372	-390	-78	-88	-324	-406		4	-3 393	-3 652

Research & Development	-1 648	-1 829	-250	-231	-115	-203	-109	-136	-69	-76			-2 191	-2 475

General & Administration	-252	-269	-114	-121	-84	-89	-28	-33	-68	-70	-147	-152	-693	-734

Other income	153	129	35	-9	19	24	3	2	8	4	73	63	291	213

Other expense	-154	-338	-77	-78	-69	-46	-44	-60	-8	-9	-99	-116	-451	-647

Operating income	2 531	2 219	360	341	250	333	-22	24	48	210	-140	-176	3 027	2 951

as % of net sales	32.5%	27.2%	14.6%	13.7%	12.2%	14.2%	-3.8%	3.7%	5.1%	17.5%			21.9%	19.9%

Income from associated companies	-1	-1					1				81	152	81	151

Interest expense													-178	-198

Other financial income and expense													-70	4

Income before taxes													2 860	2 908

Taxes													-384	-420

Net income													2 476	2 488

Consolidated income statements – Segmentation – Nine months to September 30  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m

Net sales to third parties	23 877	24 195	7 649	7 533	6 315	7 179	1 230	1 325	2 774	3 553			41 845	43 785

Sales to other segments	217	193	44	7	208	234	30	58	16	12	-515	-504

Net sales of segments	24 094	24 388	7 693	7 540	6 523	7 413	1 260	1 383	2 790	3 565	-515	-504	41 845	43 785

Other revenues	352	331	43	31	7	7	240	220	11	15	-5	-10	648	594

Cost of Goods Sold	-4 790	-4 613	-3 422	-3 426	-3 743	-4 125	-1 031	-986	-1 277	-1 268	594	553	-13 669	-13 865

Gross profit	19 656	20 106	4 314	4 145	2 787	3 295	469	617	1 524	2 312	74	39	28 824	30 514

Marketing & Sales	-6 224	-6 513	-1 852	-1 889	-1 133	-1 189	-246	-261	-1 050	-1 238	4	10	-10 501	-11 080

Research & Development	-4 909	-5 251	-746	-655	-499	-547	-348	-386	-209	-221			-6 711	-7 060

General & Administration	-780	-764	-382	-382	-250	-271	-100	-104	-200	-216	-437	-429	-2 149	-2 166

Other income	497	656	41	257	50	65	6	13	20	87	293	186	907	1 264

Other expense	-566	-763	-233	-240	-148	-325	-72	-170	-25	-24	-296	-269	-1 340	-1 791

Operating income	7 674	7 471	1 142	1 236	807	1 028	-291	-291	60	700	-362	-463	9 030	9 681

as % of net sales	32.1%	30.9%	14.9%	16.4%	12.8%	14.3%	-23.7%	-22.0%	2.2%	19.7%			21.6%	22.1%

Income from associated companies	-2	-2	16		3	4	4	3			364	393	385	398

Interest expense													-525	-577

Other financial income and expense													-77	10

Income before taxes													8 813	9 512

Taxes													-1 277	-1 477

Net income													7 536	8 035

7. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings, including governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2011 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive update, also relating to cases reported in the 2011 Annual Report and in the press release for the first and the second quarter of 2012, and includes information as of October 24, 2012:

WDKY investigation
 In the first quarter of 2012, Novartis Pharmaceuticals Corporation (NPC) received a subpoena from the United States Attorney’s Office (USAO) for the Western District of Kentucky (WDKY) requesting the production of documents relating to marketing practices, including remuneration of healthcare providers, in connection with certain NPC products (including Tekturna and its combination products). NPC is cooperating with the investigation, which is civil and criminal in nature.

SDNY specialty pharmacy investigation
 In the first quarter of 2012, NPC received a civil investigative demand from the USAO for the Southern District of New York (SDNY) requesting information regarding its interactions with specialty pharmacies concerning certain NPC products (including Gleevec and Gilenya). NPC is cooperating with the investigation, which is civil in nature.

Zometa/Aredia product liability litigation
 NPC together with other Novartis subsidiaries are defendants in more than 700 cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones.

The majority of the US cases are consolidated in two venues – a federal multidistrict litigation proceeding and a separate state court proceeding in New Jersey. The first trial out of the state court consolidated proceedings held in New Jersey in September and October 2010 resulted in a defense verdict in favor of NPC. On June 13, 2012, the New Jersey Court of Appeals affirmed the judgment in favor of NPC. Plaintiffs have petitioned the New Jersey Supreme Court for further review, which is discretionary. The petition is still pending.

A prior state court case unrelated to the consolidated proceedings held in October 2009 resulted in a plaintiff’s verdict, which the Montana Supreme Court affirmed on appeal.

The first federal trial took place in November 2010 in the US District Court for the Middle District of North Carolina and resulted in a plaintiffs’ verdict. NPC filed an appeal against this verdict which remains pending. The second federal trial took place in May 2011 in the US District Court for the Eastern District of New York and resulted in a defense verdict in favor of NPC. Plaintiff filed an appeal against this verdict, and on August 29, 2012, the US Court of Appeals for the Second Circuit affirmed the verdict in favor of NPC.

The next federal trial began in the US District Court for the Western District of Kentucky on January 9, 2012. On January 31, 2012, the jury returned a verdict in favor of NPC, which was not appealed by plaintiff and which is therefore final. A further federal trial began in the US District Court for the Eastern District of Missouri on January 23, 2012. On February 1, 2012, the jury returned a verdict in favor of NPC. On March 5, 2012, plaintiff filed a notice of appeal. On April 11, 2012, the US Court of Appeals for the Eighth Circuit dismissed the appeal; judgment has been entered for NPC. The next federal trial began in the US District Court for the Western District of Missouri on March 20, 2012. On April 6, 2012, it resulted in a plaintiff’s verdict for compensatory damages of USD 0.2 million. No punitive damages were awarded. NPC filed a motion for judgment as a matter of law on May 7, 2012, which was subsequently denied. On August 31, 2012, NPC filed an appeal against the verdict with the US Court of Appeals for the Eighth Circuit. A further federal trial started in the US District Court for the Eastern District of North Carolina on September 19, 2012. On September 21, 2012, this case was dismissed with prejudice by plaintiff. On October 3, 2012, a further federal trial started in the US District Court for the Eastern District of New York. This trial is still ongoing.

Further trials are scheduled for the remaining part of 2012 and for 2013.

Average Wholesale Price litigation
Claims have been brought against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the Average Wholesale Price (AWP) which is or has been used by state Medicaid agencies to calculate reimbursements to healthcare providers.

In the fourth quarter of 2011, Sandoz Inc. (Sandoz) reached an agreement in principle to settle the state portion of the New York City and New York Counties federal and state court cases for USD 22 million and the state portion of the Iowa case for USD 3 million. The settlement amount of USD 25 million for the Iowa and the New York settlements together was fully provisioned for in the fourth quarter of 2011. The settlement agreements have been executed by all parties and payments of the Iowa and the New York settlements were made in the first half of 2012. All related cases have been dismissed.

A bench trial against Sandoz in Mississippi Chancery Court ended on April 15, 2011. On September 2, 2011, the court rendered an opinion in favor of Sandoz on the false claims, conspiracy, and anti-kickback provisions but against Sandoz on the other causes of action and awarded plaintiff a total of USD 38.2 million (USD 23.7 million in compensatory damages, USD 2.7 million in civil penalties and USD 11.8 million in punitive damages). On October 4, 2011, the court granted Sandoz’ motion to amend the opinion and withdrew the punitive damages award. On March 30, 2012, an evidentiary hearing took place in order to determine whether punitive damages are appropriate and, if so, in what amount punitive damages should be awarded. On June 19, 2012, the court limited the punitive damages award to USD 3.75 million. A final judgment was entered on August 7, 2012. On August 17, 2012, the State filed a motion to alter the final judgment. On August 30, 2012, the court denied the State’s request to alter the judgment. On September 27, 2012, Sandoz filed its notice of appeal. On October 11, 2012, the State filed a notice of cross appeal.

On July 13, 2012, the Alabama Supreme Court rendered judgment in Sandoz’ favor and overturned the February 2009 Montgomery County, Alabama Circuit Court jury verdict against Sandoz in the amount of USD 78 million (compensatory damages of USD 28 million and punitive damages of USD 50 million).

On October 12, 2012, the Kentucky Court of Appeals ruled in Sandoz’ favor and reversed the Franklin Circuit Court’s 2009 jury verdict and judgment against Sandoz in the amount of USD 27 million (compensatory damages of USD 16 million and penalties of USD 11 million). The Court of Appeals remanded the case to the Franklin Circuit Court with directions to enter judgment for Sandoz.

Lucentis patent litigation
 Novartis Group companies have been sued by and have sued MedImmune in several European countries, including the United Kingdom, Germany, Switzerland, France and the Netherlands. MedImmune alleges that the sale of Lucentis in these countries infringes its patents and its rights under its Supplementary Protection Certificates (SPC).

In the UK, a trial took place in May 2011. On July 5, 2011, the UK court issued its decision and held that Novartis did not infringe MedImmune’s patents and that MedImmune’s patents were invalid. MedImmune has filed an appeal against this decision. A separate trial to hear Novartis’ challenge against the validity of MedImmune’s UK SPC took place on February 3, 2012, and the UK court found the SPC to be invalid. MedImmune appealed this decision. On July 11, 2012, the UK Court of Appeal held that MedImmune’s patent was invalid (and thereby also the SPC extension), upholding the first instance decision. In Germany, the infringement trial took place on October 18, 2011. On November 10, 2011, the German court found that the import and sale of Lucentis infringes one of the two MedImmune patents in dispute and the related SPC right in Germany. This decision is being appealed. The German invalidity trial on the other MedImmune patent took place on January 24, 2012, and the Federal Patent Court found this patent to be invalid. The trial on the validity of MedImmune’s German SPC took place on May 2, 2012, and the Federal Patent Court found the SPC to be invalid. On June 26, 2012, the European Patent Office also held that the MedImmune patent, which forms the basis for the SPCs, is invalid.

Wage and hour litigation
 As previously reported, certain pharmaceutical sales representatives filed suit in a state court in California and in the US District Court for the Southern District of New York against NPC alleging that NPC violated wage and hour laws by misclassifying the pharmaceutical sales representatives as “exempt” employees, and by failing to pay overtime compensation. These actions are part of a number of lawsuits against pharmaceutical companies that challenge the industry’s long-term practice of treating pharmaceutical sales representatives as salaried employees. NPC has agreed with the plaintiffs to end the ongoing proceedings and to provide a payment of up to USD 99 million for eligible class members; the full amount of USD 99 million has been provisioned for in the third quarter of 2011 and in the first quarter of 2012. This settlement resolves the wage and hour claims brought in 2006, as well as additional wage and hour claims covering a more recent time period. On May 31, 2012, the judge granted final approval of the settlement and dismissed the case with prejudice.

SUPPLEMENTARY INFORMATION

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these exceptional items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m	Q3 2012 USD m	Q3 2011 USD m

Operating income	2 531	2 219	360	341	250	333	-22	24	48	210	-140	-176	3 027	2 951

Amortization of intangible assets	80	104	481	484	90	95	54	61	14	16	1	1	720	761

Impairments

Intangible assets	2	87	16	19	40	18		8	8	2			66	134

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites		12												12

Other property, plant & equipment	12						1		1				14

Financial assets		16					1	52			10	1	11	69

Total impairment charges	14	115	16	19	40	18	2	60	9	2	10	1	91	215

Acquisition-related items

- Expense			58	80	39			2			-1	-3	96	79

Total acquisition-related items, net			58	80	39			2			-1	-3	96	79

Other exceptional items

Exceptional divestment gains	-57												-57

Restructuring items

- Income	-6				-2				-6				-14

- Expense	18	92	4	1					1				23	93

Legal-related items

- Income		-100		1										-99

- Expense		80		1										81

Additional exceptional income				-18	-59								-59	-18

Additional exceptional expense	17		4						11		30	49	62	49

Total other exceptional items	-28	72	8	-15	-61				6		30	49	-45	106

Total adjustments	66	291	563	568	108	113	56	123	29	18	40	48	862	1 161

Core operating income	2 597	2 510	923	909	358	446	34	147	77	228	-100	-128	3 889	4 112

as % of net sales	33.4%	30.8%	37.5%	36.5%	17.5%	19.1%	5.8%	22.4%	8.2%	19.0%			28.2%	27.7%

Income from associated companies	-1	-1					1				81	152	81	151

Core adjustments to income from associated companies, net of tax											105	71	105	71

Interest expense													-178	-198

Other financial income and expense													-70	4

Taxes (adjusted for above items)													-567	-601

Core net income													3 260	3 539

Core net income attributable to shareholders													3 233	3 515

Core EPS (USD)													1.34	1.45

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m	9M 2012 USD m	9M 2011 USD m

Operating income	7 674	7 471	1 142	1 236	807	1 028	-291	-291	60	700	-362	-463	9 030	9 681

Amortization of intangible assets	236	323	1 435	1 451	268	288	160	176	43	45	3	3	2 145	2 286

Impairments

Intangible assets	25	194	17	19	40	18	5	8	8	4			95	243

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites		12		5										17

Other property, plant & equipment	26	14				1	4	1	2				32	16

Financial assets	1	30					1	133			26	4	28	167

Total impairment charges	52	250	17	24	40	19	10	142	10	4	26	4	155	443

Acquisition-related items

- Gains		-81		-21										-102

- Expense			181	172	39		3	5			3	12	226	189

Total acquisition-related items, net		-81	181	151	39		3	5			3	12	226	87

Other exceptional items

Exceptional divestment gains	-83	-338								-44	-51		-134	-382

Restructuring items

- Income	-66				-8				-6				-80

- Expense	206	146	13	37	2			2	2	2			223	187

Legal-related items

- Income		-100		-229										-329

- Expense	19	80		44		178							19	302

Additional exceptional income	-137			-18	-59		-56						-252	-18

Additional exceptional expense	31		11						27		85	102	154	102

Total other exceptional items	-30	-212	24	-166	-65	178	-56	2	23	-42	34	102	-70	-138

Total adjustments	258	280	1 657	1 460	282	485	117	325	76	7	66	121	2 456	2 678

Core operating income	7 932	7 751	2 799	2 696	1 089	1 513	-174	34	136	707	-296	-342	11 486	12 359

as % of net sales	33.2%	32.0%	36.6%	35.8%	17.2%	21.1%	-14.1%	2.6%	4.9%	19.9%			27.4%	28.2%

Income from associated companies	-2	-2	16		3	4	4	3			364	393	385	398

Core adjustments to income from associated companies, net of tax			-16								196	190	180	190

Interest expense													-525	-577

Other financial income and expense													-77	10

Taxes (adjusted for above items)													-1 740	-1 901

Core net income													9 709	10 479

Core net income attributable to shareholders													9 633	10 297

Core EPS (USD)													3.98	4.34

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter  (unaudited)

	Q3 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q3 2012 Core results	Q3 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 464	696	51	16	36	10 263	11 011

Operating income	3 027	720	91	96	-45	3 889	4 112

Income before taxes	2 860	775	91	146	-45	3 827	4 140

Taxes[5]	-384					-567	-601

Net income	2 476					3 260	3 539

EPS (USD)[6]	1.01					1.34	1.45

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-4 575	696	51	16	36	-3 776	-4 023

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 191	23	15		-46	-2 199	-2 329

General & Administration	-693				4	-689	-730

Other income	291				-71	220	115

Other expense	-451	1	25	80	32	-313	-303

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	81	55		50		186	222

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets included in the Novartis equity-method accounting for Roche of USD 36 million and USD 19 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of Goods Sold, Research & Development, Other expense include principally impairments of intangible assets and property, plant & equipment; Other expense also includes impairments of financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes an acquisition related inventory step-up adjustment; Other expense relates to Alcon and Fougera integration costs. Income from associated companies includes the Novartis share of a USD 50 million restructuring charge related to Roche.

[4] Other exceptional items: Cost of Goods Sold, Research & Development, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of Goods Sold includes an additional charge of USD 18 million for inventory provisions and product recalls related to a US production plant; Research & Development also includes a net USD 46 million decrease of contingent consideration liabilities related to business combinations; General & Administration includes exceptional IT-related costs; Other income includes a product divestment gain of USD 57 million and a reversal of prior year restructuring charges; Other expense includes charges principally for transforming IT and finance processes.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 967 million to arrive at the core results before tax amounts to USD 183 million. This results in the average tax rate on the adjustments being 18.9%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30  (unaudited)

	9M 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	9M 2012 Core results	9M 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	28 824	2 077	52	19	19	30 991	32 805

Operating income	9 030	2 145	155	226	-70	11 486	12 359

Income before taxes	8 813	2 291	155	260	-70	11 449	12 380

Taxes[5]	-1 277					-1 740	-1 901

Net income	7 536					9 709	10 479

EPS (USD)[6]	3.09					3.98	4.34

The following are adjustments to arrive at Core Gross Profit

Other revenues	648				-56	592	594

Cost of Goods Sold	-13 669	2 077	52	19	75	-11 446	-11 574

The following are adjustments to arrive at Core Operating Income

Research & Development	-6 711	65	43		-46	-6 649	-6 754

General & Administration	-2 149				11	-2 138	-2 156

Other income	907				-353	554	449

Other expense	-1 340	3	60	207	299	-771	-905

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	385	146		34		565	588

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets included in the Novartis equity-method accounting for Roche of USD 113 million and USD 33 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of Goods Sold, Research & Development, Other expense include principally impairments of intangible assets and property, plant & equipment; Other expense also includes impairments of financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes acquisition related inventory step-up adjustments; Other expense relates to Alcon and Fougera integration costs; Income from associated companies includes a USD 16 million revaluation gain on the initial interest in an acquired company and the Novartis share of USD 50 million restructuring charge related to Roche.

[4] Other exceptional items: Other revenues include an income of USD 56 million related to an intellectual property settlement and license agreement; Cost of Goods Sold, Research & Development, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of Good Sold also includes an additional charge of USD 18 million for inventory provisions and product recalls related to a US production plant; Research & Development also includes a net USD 46 million decrease of contingent consideration liabilities related to business combinations; General & Administration includes exceptional IT-related costs; Other income includes a provision reduction of USD 137 million mainly related to Tekturna/Rasilez inventories, a product divestment gain of USD 83 million, a reversal of prior year restructuring charges of USD 66 million, and a gain on divestment related to the Novartis Venture Funds of USD 51 million; Other expense includes principally a restructuring charge of USD 149 million related to the US business, and charges for transforming IT and finance processes of USD 85 million.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 2,636 million to arrive at the core results before tax amounts to USD 463 million. This results in the average tax rate on the adjustments being 17.6%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Third quarter  (unaudited)

	Q3 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q3 2012 Core results	Q3 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 446	67			15	6 528	6 802

Operating income	2 531	80	14		-28	2 597	2 510

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 530	67			15	-1 448	-1 532

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 648	13	2		13	-1 620	-1 723

Other income	153				-64	89	31

Other expense	-154		12		8	-134	-177

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes principally impairment charges related to In Process Research & Development; Other expense includes impairments primarily of property, plant & equipment.
[3] Other exceptional items: Cost of Goods Sold, Research & Development, Other income, and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally an increase of a contingent consideration liability related to a business combination; Other income includes a product divestment gain of USD 57 million and restructuring provision release of USD 6 million; Other expense includes a USD 5 million additional provision related to Tekturna/Rasilez clinical studies and an additional restructuring charge related to the European Business.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Nine months to September 30  (unaudited)

	9M 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	9M 2012 Core results	9M 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	19 656	198			45	19 899	20 442

Operating income	7 674	236	52		-30	7 932	7 751

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-4 790	198			45	-4 547	-4 277

The following are adjustments to arrive at Core Operating Income

Research & Development	-4 909	38	25		13	-4 833	-5 007

Other income	497				-289	208	136

Other expense	-566		27		201	-338	-543

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes principally impairment charges related to In Process Research & Development; Other expense includes impairments primarily of property, plant & equipment.
[3] Other exceptional items: Cost of Goods Sold, Research & Development, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally an increase of a contingent consideration liability related to a business combination; Other income includes a provision reduction of USD 137 million mainly related to Tekturna/Rasilez inventories, a product divestment gain of USD 83 million, and a reversal of prior year restructuring charges of USD 66 million; Other expense includes a restructuring charge of USD 149 million related to the US business, an additional legal settlement provision of USD 19 million and an additional provision of USD 19 million related to Tekturna/Rasilez clinical studies, and a restructuring charge of USD 16 million related to the European business.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Third quarter  (unaudited)

	Q3 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q3 2012 Core results	Q3 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 371	478			2	1 851	1 859

Operating income	360	481	16	58	8	923	909

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 128	478			2	-648	-644

The following are adjustments to arrive at Core Operating Income

Research & Development	-250	3	16			-231	-211

General & Administration	-114				4	-110	-117

Other expense	-77			58	2	-17	5

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to In Process Research & Development.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense relates to Alcon integration costs.
[4] Other exceptional items: Cost of Goods Sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Nine months to September 30  (unaudited)

	9M 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	9M 2012 Core results	9M 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	4 314	1 428	1		8	5 751	5 593

Operating income	1 142	1 435	17	181	24	2 799	2 696

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-3 422	1 428	1		8	-1 985	-1 978

The following are adjustments to arrive at Core Operating Income

Research & Development	-746	7	16			-723	-633

General & Administration	-382				11	-371	-372

Other expense	-233			181	5	-47	-10

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of Goods Sold includes impairments of intangible assets; Research & Development includes impairment charges related to In Process Research & Development.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense relates to Alcon integration costs.
[4] Other exceptional items: Cost of Goods Sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Third quarter  (unaudited)

	Q3 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q3 2012 Core results	Q3 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	871	88	43	16	1	1 019	1 146

Operating income	250	90	40	39	-61	358	446

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 246	88	43	16	1	-1 098	-1 280

The following are adjustments to arrive at Core Operating Income

Research & Development	-115	2	-3		-59	-175	-199

Other income	19				-1	18	24

Other expense	-69			23	-2	-48	-46

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of Goods Sold includes impairments of intangible assets; Research & Development includes principally a reversal of impairment charges related to In Process Research & Development.
[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes Fougera inventory step-up adjustment; Other expense relates to Fougera integration costs.
[4] Other exceptional items: Cost of Goods Sold and Other income include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally a decrease of a contingent consideration liability related to a business combination; Other expense relates to a restructuring provision release.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Nine months to September 30  (unaudited)

	9M 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	9M 2012 Core results	9M 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 787	262	43	16	3	3 111	3 590

Operating income	807	268	40	39	-65	1 089	1 513

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-3 743	262	43	16	3	-3 419	-3 830

The following are adjustments to arrive at Core Operating Income

Research & Development	-499	6	-3		-59	-555	-535

Other income	50				-7	43	64

Other expense	-148			23	-2	-127	-146

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of Goods Sold includes impairments of intangible assets; Research & Development includes principally a reversal of impairment charges related to In Process Research & Development.
[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes Fougera related inventory step-up adjustment; Other expense relates to Fougera integration costs.

[4] Other exceptional items: Cost of Goods Sold and Other income includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally a decrease of a contingent consideration liability related to a business combination; Other expense relates to a restructuring provision release.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Third quarter  (unaudited)

	Q3 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items	Q3 2012 Core results	Q3 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	234	49				283	397

Operating income	-22	54	2			34	147

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-429	49				-380	-347

The following are adjustments to arrive at Core Operating Income

Research & Development	-109	5				-104	-123

Other expense	-44		2			-42	-8

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairments of property, plant & equipment and financial assets.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Nine months to September 30  (unaudited)

	9M 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	9M 2012 Core results	9M 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	469	146		3	-56	562	785

Operating income	-291	160	10	3	-56	-174	34

The following are adjustments to arrive at Core Gross Profit

Other revenues	240				-56	184	220

Cost of Goods Sold	-1 031	146		3		-882	-818

The following are adjustments to arrive at Core Operating Income

Research & Development	-348	14	5			-329	-363

Other expense	-72		5			-67	-36

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairments of intangible assets; Other expense includes a facility impairment charge and impairment of financial assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Cost of Goods Sold includes an acquisition related inventory step-up adjustment.
[4] Other exceptional items: Other revenues include an income related to an intellectual property settlement and license agreement.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Third quarter  (unaudited)

	Q3 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q3 2012 Core results	Q3 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	509	14	8		18	549	782

Operating income	48	14	9		6	77	228

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-444	14	8		18	-404	-427

The following are adjustments to arrive at Core Operating Income

Other income	8				-6	2	4

Other expense	-8		1		-6	-13	-9

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of Goods Sold includes impairments of intangible assets; Other expense includes impairments of property, plant & equipment.
[3] Other exceptional items: Cost of Goods Sold includes principally additional charges for inventory provisions and product recalls related to a US production plant; Other income includes a USD 6 million divestment income related to the Group-wide rationalization of manufacturing sites; Other expense includes a provision release related to a US production plant.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Nine months to September 30  (unaudited)

	9M 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	9M 2012 Core results	9M 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 524	43	8		19	1 594	2 356

Operating income	60	43	10		23	136	707

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 277	43	8		19	-1 207	-1 224

The following are adjustments to arrive at Core Operating Income

Other income	20				-6	14	43

Other expense	-25		2		10	-13	-22

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of Goods Sold includes impairments of intangible assets; Other expense includes impairments of property, plant & equipment.
[3] Other exceptional items: Cost of Goods Sold includes principally additional charges for inventory provisions and product recalls related to a US production plant; Other income includes a USD 6 million divestment income related to the Group-wide rationalization of manufacturing sites; Other expense includes additional charges related to a US production plant.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Third quarter  (unaudited)

	Q3 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q3 2012 Core results	Q3 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	33					33	25

Operating income	-140	1	10	-1	30	-100	-128

The following are adjustments to arrive at Core Operating Income

Other expense	-99	1	10	-1	30	-59	-68

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairments of financial assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes an Alcon-related legal entity reorganization provision release.
[4] Other exceptional items: Other expense includes charges for transforming IT and finance processes.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Nine months to September 30  (unaudited)

	9M 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	9M 2012 Core results	9M 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	74					74	39

Operating income	-362	3	26	3	34	-296	-342

The following are adjustments to arrive at Core Operating Income

Other income	293				-51	242	186

Other expense	-296	3	26	3	85	-179	-148

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairments of financial assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon-related legal entity reorganization charges.
[4] Other exceptional items: Other income includes a gain on divestment related to the Novartis Venture Funds; Other expense includes charges for transforming IT and finance processes.

Condensed consolidated changes in net debt  (unaudited)

Third quarter

	Q3 2012 USD m	Q3 2011 USD m

Change in cash and cash equivalents	-7	-145

Change in marketable securities, financial debt and financial derivatives	1 494	3 724

Change in net debt	1 487	3 579

Net debt at July 1	-16 526	-21 901

Net debt at September 30	-15 039	-18 322

Nine months to September 30

	9M 2012 USD m	9M 2011 USD m

Change in cash and cash equivalents	882	-1 233

Change in marketable securities, financial debt and financial derivatives	-767	-2 236

Change in net debt	115	-3 469

Net debt at January 1	-15 154	-14 853

Net debt at September 30	-15 039	-18 322

Components of net debt

	Sept 30, 2012 USD m	Sept 30, 2011 USD m

Current financial debts and derivative financial instruments	-5 017	-10 154

Non-current financial debts	-15 823	-13 738

Less liquidity:

Cash and cash equivalents	4 591	4 086

Marketable securities and derivative financial instruments	1 210	1 484

Net debt at September 30	-15 039	-18 322

Share information  (unaudited)

	Sept 30, 2012	Sept 30, 2011

Number of shares outstanding	2 419 421 674	2 418 722 597

Registered share price (CHF)	57.55	50.80

ADS price (USD)	61.26	55.77

Market capitalization (USD billion)	148.7	136.1

Market capitalization (CHF billion)	139.2	122.9

Free cash flow  (unaudited)

Third quarter

	Q3 2012 USD m	Q3 2011 USD m	Change USD m

Operating income	3 027	2 951	76

Reversal of non-cash items
Depreciation, amortization and impairments	1 232	1 428	-196

Change in provisions and other non-current liabilities	-31	228	-259

Other	33	197	-164

Total reversal of non-cash items	1 234	1 853	-619

Interest and other financial receipts	114	32	82

Interest and other financial payments	-136	-93	-43

Taxes paid	-374	-321	-53

Payments out of provisions and other net cash movements in non-current liabilities	-359	-281	-78

Change in inventory and accounts receivable less accounts payable	-33	-322	289

Change in other net current assets and other operating cash flow items	593	415	178

Cash flows from operating activities	4 066	4 234	-168

Purchase of property, plant & equipment	-662	-510	-152

Purchase of intangible, financial and other non-current assets	-93	-74	-19

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	192	25	167

Free cash flow	3 503	3 675	-172

Nine months to September 30

	9M 2012 USD m	9M 2011 USD m	Change USD m

Operating income	9 030	9 681	-651

Reversal of non-cash items
Depreciation, amortization and impairments	3 570	4 016	-446

Change in provisions and other non-current liabilities	372	855	-483

Other	283	39	244

Total reversal of non-cash items	4 225	4 910	-685

Interest and other financial receipts	671	448	223

Interest and other financial payments	-508	-721	213

Taxes paid	-1 693	-1 765	72

Payments out of provisions and other net cash movements in non-current liabilities	-897	-1 091	194

Change in inventory and accounts receivable less accounts payable	-1 269	-1 868	599

Change in other net current assets and other operating cash flow items	8	-7	15

Cash flows from operating activities	9 567	9 587	-20

Purchase of property, plant & equipment	-1 678	-1 382	-296

Purchase of intangible, financial and other non-current assets	-415	-332	-83

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	396	721	-325

Free cash flow	7 870	8 594	-724

Supplementary tables: Third quarter 2012  – Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total

Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Chronic myeloid leukemia	454	27	718	0	1 172	3	8

Diovan/Co–Diovan	Hypertension	413	-31	556	-30	969	-32	-31

Lucentis	Age-related macular degeneration			593	23	593	15	23

Sandostatin	Acromegaly	169	17	214	5	383	4	10

Exforge	Hypertension	90	6	246	15	336	6	12

Zometa	Cancer complications	131	-17	172	-12	303	-18	-14

Gilenya	Relapsing multiple sclerosis	189	56	127	nm	316	107	116

Exelon/Exelon Patch	Alzheimer's disease	102	6	153	-9	255	-9	-3

Tasigna	Chronic myeloid leukemia	95	44	166	51	261	40	49

Galvus	Diabetes			230	40	230	27	40

Top ten products total		1 643	1	3 175	4	4 818	-2	3

Exjade	Iron chelator	64	-3	134	3	198	-6	1

Neoral/Sandimmun	Transplantation	14	-18	184	-8	198	-13	-8

Voltaren (excl. OTC)	Inflammation/pain	0	nm	191	1	191	-7	0

Afinitor	Advanced renal cell carcinoma	112	129	94	49	206	75	82

Reclast/Aclasta	Osteoporosis	81	-16	55	7	136	-11	-8

Comtan/Stalevo	Parkinson’s disease	32	-42	92	-1	124	-21	-16

Myfortic	Transplantation	59	37	89	34	148	26	35

Ritalin/Focalin	Attention deficit/hyperactive disorder	89	9	36	4	125	3	7

Xolair	Asthma			135	29	135	16	29

Femara	Breast cancer	8	0	97	-40	105	-42	-38

Top 20 products total		2 102	3	4 282	3	6 384	-2	3

Rest of portfolio		368	-16	1 031	-7	1 399	-13	-9

Total Division sales		2 470	-1	5 313	1	7 783	-5	0

nm = not meaningful

Supplementary tables: Nine months to September 30, 2012  – Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total

Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Chronic myeloid leukemia	1 270	22	2 226	0	3 496	2	6

Diovan/Co–Diovan	Hypertension	1 665	-7	1 760	-30	3 425	-21	-20

Lucentis	Age-related macular degeneration			1 764	24	1 764	18	24

Sandostatin	Acromegaly	487	16	636	4	1 123	5	9

Exforge	Hypertension	268	13	723	18	991	12	17

Zometa	Cancer complications	419	-15	547	-8	966	-14	-11

Gilenya	Relapsing multiple sclerosis	537	122	309	nm	846	191	199

Exelon/Exelon Patch	Alzheimer's disease	314	15	470	-3	784	-2	4

Tasigna	Chronic myeloid leukemia	255	39	452	47	707	39	44

Galvus	Diabetes			655	47	655	37	47

Top ten products total		5 215	11	9 542	4	14 757	2	6

Exjade	Iron chelator	188	1	445	10	633	2	7

Neoral/Sandimmun	Transplantation	48	-8	557	-6	605	-10	-6

Voltaren (excl. OTC)	Inflammation/pain	0	nm	571	2	571	-4	2

Afinitor	Advanced renal cell carcinoma	263	127	261	44	524	69	75

Reclast/Aclasta	Osteoporosis	263	-7	174	12	437	-3	0

Comtan/Stalevo	Parkinson’s disease	134	-17	282	0	416	-10	-6

Myfortic	Transplantation	174	27	241	11	415	12	17

Ritalin/Focalin	Attention deficit/hyperactive disorder	293	7	111	10	404	5	8

Xolair	Asthma	0	nm	374	19	374	7	16

Femara	Breast cancer	15	-93	312	-42	327	-58	-56

Top 20 products total		6 593	8	12 870	3	19 463	0	4

Rest of portfolio		1 246	-3	3 168	-5	4 414	-8	-4

Total Division sales		7 839	6	16 038	1	23 877	-1	2

nm = not meaningful

Pharmaceuticals Division net sales by therapeutic area – Third quarter  (unaudited)

	Q3 2012 USD m	Q3 2011 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	969	1 429	-32	-31

Exforge	336	317	6	12

Subtotal Valsartan Group	1 305	1 746	-25	-23

Tekturna/Rasilez	75	159	-53	-49

Subtotal Hypertension	1 380	1 905	-28	-25

Galvus	230	181	27	40

Arcapta Neohaler/Onbrez Breezhaler	34	25	36	43

Total strategic franchise products	1 644	2 111	-22	-19

Established medicines	398	460	-13	-7

Total Primary Care products	2 042	2 571	-21	-17

Oncology
Gleevec/Glivec	1 172	1 142	3	8

Tasigna	261	186	40	49

Subtotal Bcr-Abl franchise	1 433	1 328	8	14

Sandostatin	383	367	4	10

Zometa	303	370	-18	-14

Exjade	198	210	-6	1

Afinitor	206	118	75	82

Femara	105	182	-42	-38

Other	47	42	12	17

Total Oncology products	2 675	2 617	2	8

Specialty - Neuroscience
Gilenya	316	153	107	116

Exelon/Exelon Patch	255	281	-9	-3

Comtan/Stalevo	124	156	-21	-16

Extavia	40	37	8	15

Other (including Fanapt)	16	13	23	23

Total strategic franchise products	751	640	17	24

Established medicines	118	135	-13	-6

Total Neuroscience products	869	775	12	19

Specialty - Ophthalmics
Lucentis	593	515	15	23

Other	19	23	-17	-3

Total Opthalmics products	612	538	14	22

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	198	228	-13	-8

Myfortic	148	117	26	35

Zortress/Certican	54	46	17	30

Ilaris	18	13	38	48

Other	96	92	4	12

Total strategic franchise products	514	496	4	11

Everolimus stent drug	44	49	-10	3

Established medicines	252	297	-15	-12

Total IHC products	810	842	-4	2

Specialty - Critical Care
Xolair	135	116	16	29

TOBI	75	76	-1	0

Total Critical Care products	210	192	9	17

Additional products
Voltaren (excl. OTC)	191	205	-7	0

Ritalin/Focalin	125	121	3	7

Tegretol	81	91	-11	-5

Trileptal	71	68	4	9

Foradil	56	81	-31	-24

Other	41	58	-29	-29

Total additional products	565	624	-9	-4

Total strategic franchise products	6 406	6 594	-3	3

Total established medicines and additional products	1 377	1 565	-12	-6

Total Division net sales	7 783	8 159	-5	0

* includes Transplantation

Pharmaceuticals Division net sales by therapeutic area – Nine months to September 30  (unaudited)

	9M 2012 USD m	9M 2011 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	3 425	4 347	-21	-20

Exforge	991	886	12	17

Subtotal Valsartan Group	4 416	5 233	-16	-14

Tekturna/Rasilez	302	449	-33	-30

Subtotal Hypertension	4 718	5 682	-17	-15

Galvus	655	478	37	47

Arcapta Neohaler/Onbrez Breezhaler	96	71	35	45

Total strategic franchise products	5 469	6 231	-12	-10

Established medicines	1 182	1 345	-12	-8

Total Primary Care products	6 651	7 576	-12	-10

Oncology
Gleevec/Glivec	3 496	3 421	2	6

Tasigna	707	509	39	44

Subtotal Bcr-Abl franchise	4 203	3 930	7	11

Sandostatin	1 123	1 069	5	9

Zometa	966	1 119	-14	-11

Exjade	633	621	2	7

Afinitor	524	310	69	75

Femara	327	777	-58	-56

Other	117	117	0	5

Total Oncology products	7 893	7 943	-1	3

Specialty - Neuroscience
Gilenya	846	291	191	199

Exelon/Exelon Patch	784	796	-2	4

Comtan/Stalevo	416	462	-10	-6

Extavia	115	115	0	7

Other (including Fanapt)	51	29	76	72

Total strategic franchise products	2 212	1 693	31	36

Established medicines	365	414	-12	-7

Total Neuroscience products	2 577	2 107	22	27

Specialty - Ophthalmics
Lucentis	1 764	1 500	18	24

Other	67	85	-21	-14

Total Opthalmics products	1 831	1 585	16	22

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	605	669	-10	-6

Myfortic	415	372	12	17

Zortress/Certican	152	138	10	19

Ilaris	53	36	47	54

Other	293	271	8	13

Total strategic franchise products	1 518	1 486	2	7

Everolimus stent drug	211	212	0	5

Established medicines	831	916	-9	-7

Total IHC products	2 560	2 614	-2	2

Specialty - Critical Care
Xolair	374	348	7	16

TOBI	227	217	5	7

Total Critical Care products	601	565	6	12

Additional products
Voltaren (excl. OTC)	571	594	-4	2

Ritalin/Focalin	404	385	5	8

Tegretol	255	266	-4	1

Trileptal	212	195	9	14

Foradil	185	236	-22	-14

Other	137	129	6	7

Total additional products	1 764	1 805	-2	2

Total strategic franchise products	19 524	19 503	0	4

Total established medicines and additional products	4 353	4 692	-7	-3

Total Division net sales	23 877	24 195	-1	2

* includes Transplantation

Net sales by region1 – Third quarter  (unaudited)

	Q3 2012	Q3 2011	% change		Q3 2012	Q3 2011

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 444	2 882	-15	-5	31	35

US	2 470	2 488	-1	-1	32	30

Asia/Africa/Australasia	2 083	2 015	3	6	27	25

Canada and Latin America	786	774	2	11	10	10

Total	7 783	8 159	-5	0	100	100

Of which in Established Markets	5 969	6 340	-6	-2	77	78

Of which in Emerging Growth Markets	1 814	1 819	0	8	23	22

Alcon

Europe	618	676	-9	1	25	27

US	984	949	4	4	40	38

Asia/Africa/Australasia	581	585	-1	2	24	23

Canada and Latin America	277	282	-2	5	11	12

Total	2 460	2 492	-1	3	100	100

Of which in Established Markets	1 876	1 903	-1	2	76	76

Of which in Emerging Growth Markets	584	589	-1	6	24	24

Sandoz

Europe	1 005	1 107	-9	2	49	47

US	628	801	-22	-22	31	34

Asia/Africa/Australasia	258	268	-4	1	13	11

Canada and Latin America	153	164	-7	0	7	8

Total	2 044	2 340	-13	-6	100	100

Of which in Established Markets	1 489	1 749	-15	-10	73	75

Of which in Emerging Growth Markets	555	591	-6	3	27	25

Vaccines and Diagnostics

Europe	155	114	36	45	27	17

US	301	325	-7	-7	52	50

Asia/Africa/Australasia	94	158	-41	-36	16	24

Canada and Latin America	32	58	-45	-41	5	9

Total	582	655	-11	-8	100	100

Of which in Established Markets	461	536	-14	-11	79	82

Of which in Emerging Growth Markets	121	119	2	8	21	18

Consumer Health

Europe	482	515	-6	3	51	43

US	148	361	-59	-59	16	30

Asia/Africa/Australasia	203	201	1	5	22	17

Canada and Latin America	105	120	-13	-5	11	10

Total	938	1 197	-22	-16	100	100

Of which in Established Markets	602	846	-29	-25	64	71

Of which in Emerging Growth Markets	336	351	-4	5	36	29

Group Total

Europe	4 704	5 294	-11	-1	34	36

US	4 531	4 924	-8	-8	33	33

Asia/Africa/Australasia	3 219	3 227	0	3	23	22

Canada and Latin America	1 353	1 398	-3	5	10	9

Total	13 807	14 843	-7	-2	100	100

Of which in Established Markets	10 397	11 374	-9	-5	75	77

Of which in Emerging Growth Markets	3 410	3 469	-2	6	25	23

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Net sales by region1 – Nine months to September 30  (unaudited)

	9M 2012	9M 2011	% change		9M 2012	9M 2011

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	7 550	8 772	-14	-6	32	36

US	7 839	7 414	6	6	33	31

Asia/Africa/Australasia	6 168	5 749	7	8	26	24

Canada and Latin America	2 320	2 260	3	11	9	9

Total	23 877	24 195	-1	2	100	100

Of which in Established Markets	18 462	18 775	-2	1	77	78

Of which in Emerging Growth Markets	5 415	5 420	0	7	23	22

Alcon

Europe	2 010	2 139	-6	2	26	28

US	3 037	2 882	5	5	40	38

Asia/Africa/Australasia	1 777	1 678	6	7	23	22

Canada and Latin America	825	834	-1	6	11	12

Total	7 649	7 533	2	5	100	100

Of which in Established Markets	5 860	5 810	1	3	77	77

Of which in Emerging Growth Markets	1 789	1 723	4	11	23	23

Sandoz

Europe	3 102	3 338	-7	2	49	46

US	1 976	2 529	-22	-22	31	35

Asia/Africa/Australasia	770	817	-6	-2	12	12

Canada and Latin America	467	495	-6	0	8	7

Total	6 315	7 179	-12	-7	100	100

Of which in Established Markets	4 635	5 365	-14	-10	73	75

Of which in Emerging Growth Markets	1 680	1 814	-7	1	27	25

Vaccines and Diagnostics

Europe	375	352	7	13	30	27

US	554	558	-1	-1	45	42

Asia/Africa/Australasia	190	267	-29	-25	15	20

Canada and Latin America	111	148	-25	-22	10	11

Total	1 230	1 325	-7	-4	100	100

Of which in Established Markets	941	1 010	-7	-4	77	76

Of which in Emerging Growth Markets	289	315	-8	-4	23	24

Consumer Health

Europe	1 413	1 506	-6	2	51	42

US	476	1 122	-58	-57	17	32

Asia/Africa/Australasia	572	574	0	2	21	16

Canada and Latin America	313	351	-11	-5	11	10

Total	2 774	3 553	-22	-17	100	100

Of which in Established Markets	1 814	2 569	-29	-26	65	72

Of which in Emerging Growth Markets	960	984	-2	5	35	28

Group Total

Europe	14 450	16 107	-10	-2	35	37

US	13 882	14 505	-4	-4	33	33

Asia/Africa/Australasia	9 477	9 085	4	6	23	21

Canada and Latin America	4 036	4 088	-1	6	9	9

Total	41 845	43 785	-4	-1	100	100

Of which in Established Markets	31 712	33 529	-5	-2	76	77

Of which in Emerging Growth Markets	10 133	10 256	-1	6	24	23

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Income from associated companies

	Q3 2012 USD m	Q3 2011 USD m	9M 2012 USD m	9M 2011 USD m

Share of estimated Roche reported net income[1]	121	184	483	503

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-36	-44	-113	-123

Net income effect from Roche	85	140	370	380

Net income from other associated companies	-4	11	15	18

Income from associated companies	81	151	385	398

[1] Includes Novartis share of Roche restructuring charges in 2012 of USD 50 million recognized in Q3; 2011 USD 41 million relating to 2010 disclosed by Roche after publication of the Novartis 2010 consolidated financial statements.

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “on track,” “commitments,” “outlook,” “unforeseen events,” “encouraging,” “confident,” “pipeline,” “potential,” “expected,” “will,” “could,” “strategy,” “positive opinion,” “committed,” “planned,” “filing,” “filed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of efforts to restart production of products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 127,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
November 8, 2012                              Novartis R&D Investor Day, Boston
January 23, 2013                                Fourth quarter and full year results 2012
April 24, 2013                                     First quarter results 2013